Donaldson®



# DONALDSON COMPANY, INC.

**1400 West 94th Street**
**Minneapolis, Minnesota 55431-2370**
**www.donaldson.com**

## NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

| | |
|---|---|
| TIME: | 1:00 p.m. (local time) on Friday, November 16, 2012 |
| PLACE: | Donaldson Company, Inc. ("Donaldson" or the "Company") Corporate Offices, Campus West, 2001 West 94th Street, Minneapolis, Minnesota 55431. |
| ITEMS OF BUSINESS: | (1) To elect two Directors;<br>(2) To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013; and<br>(3) To transact any other business that properly comes before the meeting. |
| RECORD DATE: | You may vote if you are a Stockholder of record at the close of business on September 19, 2012. |
| PROXY VOTING: | It is important that your shares be represented and voted at the Annual Meeting. Instructions on voting your shares are on the Notice of Internet Availability of Proxy Materials you received for the Annual Meeting. If you received paper copies of the proxy materials, instructions on the different ways to vote your shares are found on the enclosed proxy card. You should vote by proxy even if you plan to attend the Annual Meeting. Your support is appreciated, and you are cordially invited to attend the Annual Meeting. |

**PLEASE PROMPTLY VOTE YOUR PROXY TO SAVE US THE EXPENSE OF ADDITIONAL SOLICITATION.**

**Notice of Internet Availability of Proxy Materials for the Stockholder Meeting to be held on November 16, 2012: Our 2012 Proxy Statement and our Fiscal 2012 Annual Report to Stockholders are available at www.proxyvote.com.**

By Order of the Board of Directors

Norman Linnell

Norman C. Linnell
*Secretary*

Dated: October 4, 2012

## TABLE OF CONTENTS

This page has been left blank intentionally.

# DONALDSON COMPANY, INC.
## 1400 West 94th Street
## Minneapolis, Minnesota 55431-2370

## PROXY STATEMENT
**Mailing Date: October 4, 2012**

### PROPOSALS YOU ARE ASKED TO VOTE ON

**Item 1: Election of Directors**

Two current Directors, William M. Cook and Paul David Miller, are recommended for election to the Board of Directors at the Annual Meeting. Information on the nominees is provided on pages 8-10. Directors are elected for a three-year term so that approximately one-third are elected at each Annual Meeting of Stockholders.

The Board of Directors unanimously recommends a vote **FOR** the election of each Director nominee.

**Item 2: Ratification of the Appointment of Independent Registered Public Accounting Firm**

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending July 31, 2013, and is requesting ratification by the Stockholders.

The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013.

## QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

### Why did I receive access to this Proxy Statement?

Because the Board of Directors of the Company is soliciting proxies for use at the Annual Meeting to be held on November 16, 2012 and you were a Donaldson Stockholder as of the close of business on the record date of September 19, 2012. Only Stockholders of record are entitled to vote at the Annual Meeting and the Board of Directors is soliciting your proxy to vote at the meeting. We had 148,125,817 shares of Common Stock outstanding as of the close of business on the record date. Each share entitles its holder to one vote, and there is no cumulative voting.

This Proxy Statement summarizes the information you need to know to vote. We first mailed or otherwise made available to Stockholders the Proxy Statement and form of proxy on or about October 4, 2012.

### Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we may furnish proxy materials, including this Proxy Statement and our Fiscal 2012 Annual Report to Stockholders, to our Stockholders by providing access to such documents on the internet instead of mailing printed copies. Most Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice of Internet Availability of Proxy Materials, which was mailed to most of our Stockholders, will instruct you as to how you may access and review all of the proxy materials on the internet. Such notice also instructs you as to how you may submit your proxy on the internet. By accessing and reviewing the proxy materials on the internet, you will save us the cost of printing and mailing these materials to you and reduce the impact of such printing and mailing on the environment. However, if you would like to receive a paper copy of our proxy materials, please follow the instructions for requesting such materials provided in the Notice of Internet Availability of Proxy Materials.

SEC rules allow us to deliver a single copy of an annual report, proxy statement, or Notice of Internet Availability of Proxy Materials to two or more Stockholders that share the same household address. If you received multiple copies and would like to receive only one copy per household in the future, or if you received only one copy and would like to receive multiple copies in the future, you should contact your bank, broker or other nominee record holder, or, if you are a record holder, contact Norm Linnell, the Company Secretary, Donaldson Company, Inc., MS 101, P.O. Box 1299, Minneapolis, MN 55440-1299 or call 952-887-3631.

### What am I voting on and what does the Board recommend?

1. The election of two Directors; and
2. The ratification of the appointment of our independent registered public accounting firm for the fiscal year ending July 31, 2013.

**The Board recommends a vote:**

- **FOR each of the Directors;**
- **FOR the ratification of the appointment of our independent registered public accounting firm.**

### How do I vote if I am a Stockholder of record?

If you are a Stockholder of record you may vote using any ONE of the following methods:

- VOTE BY PHONE TOLL FREE 1-800-690-6903
- VOTE BY INTERNET — http://www.proxyvote.com
- VOTE BY PROMPTLY COMPLETING, SIGNING AND MAILING YOUR PROXY CARD (if you received paper copies of the proxy materials)
- VOTE BY CASTING YOUR VOTE IN PERSON AT THE MEETING

If you participate in the Donaldson Dividend Reinvestment Program or in the Donaldson Employee Stock Purchase Program administered by the transfer agent, your shares in those programs have been added to your other holdings and are included in your proxy materials.

**How do I vote if I hold stock through a Donaldson Employee benefit plan?**

We have added the shares of Common Stock held by participants in Donaldson's Employee benefit plans to the participants' other holdings shown on their proxy materials. Donaldson's Employee benefit plans are the Employee Stock Ownership Plan, the PAYSOP, and the Donaldson Company, Inc. Retirement Savings Plan (the "401(k) Plan").

If you hold stock through Donaldson's Employee benefit plans, voting your proxy using one of the first three methods above also serves as confidential voting instructions to the plan trustee, Fidelity Management Trust Company ("Fidelity"). Fidelity will vote your Employee benefit plan shares as directed by you provided that your proxy vote is **RECEIVED BY NOVEMBER 13, 2012.**

Fidelity also will vote the shares allocated to individual participant accounts for which it has not received instructions, as well as shares not so allocated, in the same proportion as the directed shares are voted.

**How do I vote if my shares are held in a brokerage account in my broker's name (*i.e.,* street name)?**

If your shares are held in a brokerage account in your broker's name (street name), you should follow the voting directions provided by your broker or nominee. If you do so, your broker or nominee will vote your shares as you have directed.

**What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?**

It means that you have multiple accounts with banks or stockbrokers or with the transfer agent. PLEASE VOTE ALL OF YOUR SHARES.

**What if I change my mind after I vote my shares?**

If you are a Stockholder of record you can revoke your proxy at any time before it is voted at the meeting by:

- Sending written notice of revocation to the Company Secretary;
- Submitting a properly signed proxy card with a later date;
- Voting by telephone or internet at a time following your prior telephone or internet vote; or
- Voting in person at the Annual Meeting.

If your shares are held in a brokerage account in your broker's name (street name), you should contact your broker or nominee for information on how to revoke your voting instructions and provide new voting instructions.

**How are the votes counted?**

- For Item 1, the election of Directors, you may vote for both of the nominees, withhold your vote from both of the nominees or withhold your vote from a specifically designated nominee.
- For Item 2, the ratification of the appointment of our independent registered public accounting firm, you may vote (or abstain) by choosing For, Against or Abstain.

If you abstain from Item 2, your shares will be counted as present at the meeting for the purposes of determining a quorum, and they will be treated as shares not voted on the specific proposal. This means that for Item 2, abstentions have the same effect as a vote against such item.

If you hold shares in street name and do not provide voting instructions to your broker, your broker will not vote your shares on any proposal where the broker does not have discretionary authority to vote. In such a situation, the shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the vote with respect to the matter requiring discretionary authority. New York Stock Exchange ("NYSE") rules permit brokers discretionary authority to vote on Item 2 if they do not receive instructions from the street name holder of the shares. As a result, if you do not vote your street name shares, your broker has authority to vote on Item 2 on your behalf.

We use an independent inspector of elections, Broadridge Investor Communication Solutions, Inc., which tabulates the votes received.

**What if I do not specify how I want my shares voted?**

If you do not specify on your returned proxy card or through the telephone or internet prompts how you want to vote your shares, your shares will be voted FOR the election of both Director nominees and FOR the ratification of the appointment of the independent registered public accounting firm.

**How many shares must be present to hold the meeting?**

A quorum must be present for the meeting to be valid. This means that at least a majority of the shares outstanding as of the record date must be present. We will count you as present if you:

- Have properly voted your proxy by telephone, internet, or mailing of the proxy card;
- Are present and vote in person at the meeting; or
- Hold your shares in street name (as discussed above) and your broker uses its discretionary authority to vote your shares on Item 2.

**How many votes are needed to approve each item?**

Our Bylaws provide for a majority voting standard for the election of Directors in uncontested Director elections. A nominee for Director in an uncontested election will be elected to the Board if the votes cast FOR such nominee's election exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee include votes to withhold authority. Directors will be elected by a plurality vote at a Stockholder meeting if:

- The Secretary of the Company receives a notice that a Stockholder has nominated a person for election to the Board in compliance with the advance notice requirements for Stockholder nominees set forth in the Bylaws; and
- Such nomination has not been withdrawn by such Stockholder prior to the 10th day preceding the date the Company first mails its notice of meeting for such meeting to the Stockholders.

In order for the proposal to ratify the appointment of the independent registered public accounting firm to be approved, the affirmative vote of a majority of the shares of the Company's Common Stock entitled to vote and represented at the meeting in person or by proxy is required.

**How will voting on any other business be conducted?**

We do not know of any business to be considered at the 2012 Annual Meeting of Stockholders other than the proposals described in this Proxy Statement. If any other business is properly presented at the Annual Meeting, your shares will be voted by the holders of the proxies in their discretion.

**Who may attend the meeting?**

All Donaldson Stockholders of record as of the close of business on September 19, 2012 may attend.

**Where do I find the voting results of the meeting?**

We will publish the voting results in a Form 8-K to be filed with the SEC within four business days of the meeting.

**How do I submit a Stockholder proposal?**

If you wish to include a proposal in the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders, you must submit the proposal in writing so that it is received no later than June 6, 2013. Please send your proposal to Norm Linnell, the Company Secretary, Donaldson Company, Inc., MS 101, P.O. Box 1299, Minneapolis, MN 55440-1299.

Under our Bylaws, if you wish to nominate a Director or bring other business before the Stockholders at our 2013 Annual Meeting without having your proposal included in our Proxy Statement:

- You must notify the Company Secretary of the Company in writing between July 19, 2013 and August 18, 2013.
- Your notice must contain the specific information required in our Bylaws. If you would like a copy of our Bylaws, we will send you one without charge. Please write to the Company Secretary at the address shown above.

**Who pays for the cost of proxy preparation and solicitation?**

The Company pays for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokerage firms, banks or other nominees for forwarding proxy materials to street name holders. We are soliciting proxies primarily by mail, email, and the internet. In addition, our Directors, Officers and other Employees may solicit proxies by email, telephone, facsimile, or personally. These individuals will receive no additional compensation for their services other than their regular salaries.

## SECURITY OWNERSHIP

Set forth below is information regarding persons known by the Company to own beneficially more than 5% of the outstanding Common Stock of the Company based on the number of shares of Common Stock outstanding on September 19, 2012. Note that all shares in the table and narratives reflect the impact of the Company's two-for-one stock split that occurred during the third quarter of Fiscal 2012.

| Name and Address of Beneficial Owner[(1)] | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Columbia Wanger Asset Management, LLC . . . . . . . . . .<br>227 West Monroe Street, Suite 3000<br>Chicago, IL 60606 | 12,487,300[(2)] | 8.4 |
| State Farm Mutual Automobile Insurance Company . . .<br>One State Farm Plaza<br>Bloomington, IL 61710 | 9,472,440[(3)] | 6.4 |
| Neuberger Berman Group LLC . . . . . . . . . . . . . . . . . . . .<br>605 Third Avenue<br>New York, NY 10158 | 7,779,434[(4)] | 5.3 |

(1) Fidelity Management Trust Company, as the trustee of the Company's Retirement Savings Plan - 401(k) Profit Sharing and ESOP/PAYSOP Plan, held 8,567,753 shares, or 5.8%, of the Company's Common Stock as of September 19, 2012. Fidelity disclaims beneficial ownership of the shares claiming that it holds the shares solely for the benefit of the Employee participants, and that it does not have the power to vote or dispose of those shares except as directed by the Employee participants. Fidelity's business address is 82 Devonshire Street, Boston, MA, 02109.

(2) Based on information provided in a Schedule 13G/A filed with the SEC on February 10, 2012, Columbia Wanger Asset Management, LLC, an investment advisor, reported that it has sole power to vote or direct the vote of 11,737,300 shares and sole power to dispose of or direct the disposition of 12,487,300 shares. The shares reported include shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC. According to the Schedule 13G, Columbia Acorn Trust held 7.2% of the shares of the Company as of December 31, 2011.

(3) Based on information provided in a Schedule 13G/A jointly filed with the SEC on January 31, 2012, by State Farm Mutual Automobile Insurance Company, an insurance company ("Auto Company") and certain of its subsidiaries and affiliates: Auto Company reported that it has sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 6,054,000 shares; State Farm Life Insurance Company, an insurance company ("SFLIC"), reported that it has sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 609,600 shares; State Farm Investment Management Corp., an investment adviser and registered transfer agent ("SFIMC"), reported that it has sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 86,200 shares; State Farm Insurance Companies Employee Retirement Trust ("SF Retirement Trust") reported that it has sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 1,810,200 shares; and State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees ("SF Thrift Plan") reported that it has sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 912,440 shares. Auto Company is the parent company of multiple wholly owned insurance company subsidiaries, including SFLIC. Auto Company is also the parent company of SFIMC. SFIMC serves as transfer agent and investment adviser to three Delaware business trusts that are registered investment companies. Auto Company also sponsors SF Retirement Trust and SF Thrift Plan, two qualified retirement plans, for the benefit of its employees. Auto Company has established an investment department that is directly or indirectly responsible for managing or overseeing the management of the investment and reinvestment of assets owned by each entity that has joined in filing the Schedule 13G. The investment department is responsible for voting proxies or overseeing the voting of proxies related to the shares of each entity that joined in the filing. Each insurance company included in the filing and SFIMC have established an investment committee that oversees the activities in managing that firm's assets and the trustees of the qualified plans perform a similar role in overseeing the investment of each plan's assets. Each of the reporting persons expressly disclaims beneficial ownership as to all shares as to which such person has no right to receive the proceeds of sale of the shares and disclaims that it is part of a group.

(4) Based on information provided in a Schedule 13G/A jointly filed with the SEC on February 14, 2012, Neuberger Berman Group LLC, a holding company ("Neuberger Berman"), and Neuberger Berman LLC, an investment adviser and broker-dealer, each reported that it has shared power to vote or direct the vote of 6,848,704 shares and shared power to dispose of or direct the disposition of 7,779,434 shares. Neuberger Berman may be deemed to be a beneficial owner of securities because certain affiliated persons have shared power to dispose of the securities of many unrelated clients. Neuberger Berman or its affiliated persons do not, however, have any economic interest in the securities of those clients. The holdings of affiliates of Neuberger Berman are also aggregated to comprise the holdings referenced herein. Each of Neuberger Berman, Neuberger Berman LLC and certain affiliated persons disclaim beneficial ownership of any of the securities covered by this filing.

The following table shows information regarding the beneficial ownership of the Company's Common Stock and information concerning deferred restricted stock units, deferred share units under stock option exercises and phantom stock units beneficially owned, as of September 6, 2012, by each Director, each of the Named Executive Officers ("NEOs" as identified on page 20) and all Executive Officers ("Officers") and Directors of the Company as a group. The shares listed in the table as beneficially owned include (i) shares over which a person has sole or shared voting power, or sole or shared power to invest or dispose of the shares, whether or not a person has any economic interest in the shares; (ii) deferred stock units that have vested and been deferred, as to which the beneficial owner has no voting or investment power; and (iii) shares subject to options exercisable within 60 days of September 6, 2012. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner, and the shares are not subject to any pledge.

| Name of Beneficial Owner | Total Amount and Nature of Beneficial Ownership of Common Shares (1)(2)(3)(4)(5) | Percent of Common Shares | Deferred Stock Units Included in Total Amount Column (3) | Exercisable Options Included in Total Amount Column |
|---|---|---|---|---|
| William M. Cook | 2,070,002 | 1.4 | 632,153 | 964,761 |
| James F. Shaw | 45,934 | * | — | 38,000 |
| Tod E. Carpenter | 146,521 | * | — | 95,800 |
| Charles J. McMurray | 373,436 | * | 26,561 | 193,495 |
| Jay L. Ward | 161,607 | * | — | 99,730 |
| Thomas R. VerHage | 148,490 | * | 48,134 | 92,461 |
| F. Guillaume Bastiaens | 222,976 | * | — | 120,000 |
| Janet M. Dolan | 211,089 | * | — | 109,532 |
| Jack W. Eugster | 181,772 | * | — | 63,415 |
| Jeffrey Noddle | 166,430 | * | — | 88,406 |
| John P. Wiehoff | 136,447 | * | — | 105,600 |
| John F. Grundhofer | 135,058 | * | — | — |
| Paul D. Miller | 115,313 | * | — | 87,891 |
| Michael J. Hoffman | 98,241 | * | — | 76,800 |
| Willard D. Oberton | 71,101 | * | — | 62,400 |
| Ajita G. Rajendra | 8,756 | * | — | 4,800 |
| All Other Officers | 658,269 | * | 54,219 | 359,201 |
| Directors and Officers as a Group | 4,951,442 | 3.3 | 761,067 | 2,562,292 |

*Less than 1%

(1) Includes all beneficially owned shares, including restricted shares, shares for Non-Employee Directors held in trust, shares underlying the units listed under the Deferred Stock Units column and the shares underlying options exercisable within 60 days, as listed under the Exercisable Options column.

(2) Includes the following shares held in the Employee Stock Ownership and Retirement Savings Plan trust: Cook, 93,429 shares; Shaw, 3,234 shares; Carpenter, 7,528 shares; McMurray, 45,304 shares; Ward, 13,865 shares; and all Directors and Officers as a group, 190,677 shares. Voting of shares held in the Employee Stock Ownership and Retirement Savings Plan trust is passed through to the participants. Also includes the following shares held in the Deferred Compensation and 401(k) Excess Plan trust: Cook, 33,705 shares; Shaw, 422 shares; Carpenter, 1,265 shares; McMurray, 4,987 shares; Ward, 1,749 shares; and all Directors and Officers as a group, 56,322 shares. Voting of shares held in the Deferred Compensation and 401(k) Excess Plan trust is passed through to the participants.

(3) Deferred stock units that have vested and been deferred are included in the beneficial ownership totals and in the percent of ownership (columns 1 and 2), however, the beneficial owner has no voting or investment power. The Deferred Stock Units column includes phantom stock units allocated to Employees earning in excess of the limits established by the Internal Revenue Code for the qualified Employee Stock Ownership Plan that distributed shares in trust for Employees during the period from 1987 to 1996. Phantom stock units are held in the following amounts: Cook, 11,271 units; and all Directors and Officers as a group, 13,000 units.

The Deferred Stock Units column also includes deferred restricted stock units under the Deferred Compensation and 401(k) Excess Plan in the following amounts: Cook, 53,063 units; and all Directors and Officers as a group, 72,944 units.

The Deferred Stock Units column also includes deferred stock units under the Deferred Compensation and 401(k) Excess Plan for exercises of stock options where the executive has previously elected to defer the receipt of the underlying shares. Deferred stock option gain units are held in the following amounts: Cook, 391,106 units; VerHage, 3,470 units; and all Directors and Officers as a group, 394,576 units.

The Deferred Stock Units column also includes deferred stock units under the Deferred Compensation and 401(k) Excess Plan for deferral of shares awarded under the long term compensation plan under the 1991 Master Stock Compensation Plan and the 2001 Master Stock Incentive Plan, where the executive has previously elected to defer the receipt of the underlying shares. Deferred stock units are held in the following amounts: Cook, 176,713 units; McMurray, 26,561 units; VerHage, 44,664 units; and all Directors and Officers as a group, 280,547 units.

(4) Includes the following shares held in the Non-Employee Directors' deferred stock account trust: Bastiaens, 18,028 shares; Dolan, 50,973 shares; Eugster, 65,801 shares; Noddle, 44,030 shares; Wiehoff, 30,447 shares; Grundhofer, 54,611 shares; Miller, 26,622 shares; Hoffman, 21,441 shares; Oberton, 6,701 shares; Rajendra, 3,756 shares; and all Directors and Officers as a group, 322,410 shares. Voting of shares held in the deferred stock account trust is passed through to the participants.

(5) Includes 76,767 shares held in a trust of which Mr. Grundhofer is a trustee and has shared voting and investment power.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Officers to file initial reports of ownership and reports of changes in ownership with the SEC. To the Company's knowledge, based on a review of copies of such forms and representations furnished to the Company during Fiscal 2012, all Section 16(a) filing requirements applicable to the Company's Directors and Officers were satisfied, except that Mary Lynne Perushek filed one late Form 4 to report a payroll contribution into the Company's 401(k) Excess Plan to purchase shares of Company Common Stock.

## ITEM 1: ELECTION OF DIRECTORS

The Bylaws of the Company provide that the Board of Directors shall consist of not less than 3 nor more than 15 Directors and that the number of Directors may be changed from time to time by the affirmative vote of a majority of the Directors. The Board of Directors currently consists of 11 Directors. Vacancies and newly created directorships resulting from an increase in the number of Directors may be filled by a majority of the Directors then in office and the Directors so chosen will hold office until the next election of the class for which such Directors shall have been chosen and until their successors are elected and qualified. Directors are elected for a term of three years with positions staggered so that approximately one-third of the Directors are elected at each Annual Meeting of the Stockholders.

The Directors with terms expiring at the 2012 Annual Meeting of Stockholders are Jack W. Eugster, John F. Grundhofer and Admiral Paul David Miller. In accordance with the policy in our Corporate Governance Guidelines that a non-employee Director shall not be re-nominated as a Director after serving six consecutive three-year terms, Mr. Eugster (who has served six three-year terms) will be retiring from the Board and will not be standing for election at the 2012 Annual Meeting of Stockholders. Likewise, in accordance with the policy in our Corporate Governance Guidelines that provides a person shall not be nominated for election as a Director after attaining the age of 72, Mr. Grundhofer (who is 73 years old) will be retiring from the Board and will not be standing for election at the 2012 Annual Meeting of Stockholders. The Board of Directors has decided to decrease the size of the Board to 9 Directors (from 11) upon the expiration of Mr. Eugster's and Mr. Grundhofer's terms at the meeting. In order to rebalance the three Director classes, William M. Cook, who was serving a three-year term expiring in 2013, submitted his resignation as a Director serving in his current Director Class effective as of the 2012 Annual Meeting of Stockholders. The Corporate Governance Committee and the Board of Directors have reviewed and considered the qualifications and service of Mr. Cook and Admiral Miller and have approved their nominations to stand at the 2012 Annual Meeting of Stockholders for re-election to the Board for three-year terms expiring in 2015. Michael J. Hoffman, Willard D. Oberton and John P. Wiehoff will continue to serve their three-year terms expiring in 2013, and F. Guillaume Bastiaens, Janet M. Dolan, Jeffrey Noddle and Ajita G. Rajendra will continue to serve their three-year terms expiring in 2014.

Each of the nominees has agreed to serve as a Director if elected. The Board of Directors has no reason to believe that either of the nominees will be unavailable or unable to serve, but in the event a nominee is not a candidate at the meeting, the persons named in the proxy intend to vote in favor of the remaining nominee and such other person, if any, as they may determine.

### Board Recommendation

The Board of Directors recommends that Stockholders vote **FOR** the election of Mr. Cook and Admiral Miller for three-year terms expiring in 2015.

### Information Regarding Directors

The Director nominees and the Directors whose term in office will continue after the meeting have provided information about themselves in the following section. SEC rules require us to discuss briefly the specific experience, qualifications, attributes, or skills that led the Board to conclude that each Director nominee and Director should serve on our Board of Directors. This discussion is provided in a separate paragraph following each Director's biography in the ***following sections.***

***Nominees for Terms Expiring in 2015***

| Name | Principal Occupation and Business Experience and Key Attributes and Skills |
|---|---|
| William M. Cook<br>Age – 59<br>Director since 2004 | Chairman (2005), President, and Chief Executive Officer of the Company since August 2004. Previously, Senior Vice President, International (2000 – 2004) and Chief Financial Officer (2001–2004); and Senior Vice President, Commercial and Industrial (1996–2000). Also a Director of IDEX Corporation and Valspar Corporation.<br><br>Bill Cook brings to the Board his industry experience for the past 30 years at Donaldson where he has held a wide range of financial and business positions with global responsibilities. Bill is an experienced public company Board member having served on the Donaldson Board since 2004 and as an independent public company Director for IDEX since 2008 and Valspar since 2010. Bill also has valuable Board experience from his past service on various charitable organizations. Bill has a B.S. degree in Business Administration and an M.B.A. degree from Virginia Tech. |
| Admiral Paul David Miller<br>Age – 70<br>Director since 2001 | Served as Chairman (1999–2005) of Alliant Techsystems Inc. (ATK), an aerospace and defense company, until his retirement in 2005. Previously, Chief Executive Officer (1999–2003) and President (2000–2001). Prior to his retirement from the U.S. Navy following a 30 year career, Admiral Miller served as Commander-in-Chief, U.S. Atlantic Command and NATO Supreme Allied Commander-Atlantic. Also a Director of Teledyne Technologies, Incorporated and Huntington Ingalls Industries, Inc.<br><br>Paul David Miller brings to the Board his expertise in leadership, strategy, and risk management. Admiral Miller also adds the expertise and insights from his distinguished 30-year career in the United States Navy. Prior to his retirement, he was Commander-in-Chief, U.S. Atlantic Command, one of five U.S. theater commands, and served concurrently as NATO Supreme Allied Commander-Atlantic. Admiral Miller transitioned those skills successfully to the business world, including his term as CEO and Chairman of ATK. Admiral Miller is an experienced public company Board member having served on the Donaldson Board since 2001, Teledyne Technologies since 2001 and Huntington Ingalls Industries, Inc. since 2011. Admiral Miller has a Bachelor's degree from Florida State University, completed the U.S. Navy War College, and has an M.B.A. degree from the University of Georgia. |

*Directors with Terms Expiring in 2013*

| Name | Principal Occupation and Business Experience and Key Attributes and Skills |
|---|---|
| Michael J. Hoffman<br>Age – 57<br>Director since 2005 | Chairman (2006), Chief Executive Officer (2005), and President (2004) of The Toro Company, a provider of outdoor maintenance and beautification products. Previously, Group Vice President (2001–2004); Vice President and General Manager (2000–2001).<br><br>Mike Hoffman brings to the Board his expertise as a public company leader at The Toro Company where he started in 1977 and is now CEO, President and Chairman of the Board. Mike adds valuable marketing and strategic planning experience working for a company that has a strongly branded identity. Mike is an experienced public company Board member having served on the Boards of Donaldson and Toro since 2005. Mike also serves on the Boards of the Carlson School of Management at the University of Minnesota and the Minnesota Vikings Board of Advisors and is a past Board member of the Greater Twin Cities United Way. Mike has a Bachelor's degree in Marketing Management from the University of St. Thomas and an M.B.A degree from the University of Minnesota – Carlson School of Management. |
| Willard D. Oberton<br>Age – 54<br>Director since 2007 | Chief Executive Officer (2002) of Fastenal Company, an industrial and construction supplies company. Previously, President (2001–2012); Chief Operating Officer (1997–2002); and Executive Vice President (2000–2001). Also a Director of Fastenal Company.<br><br>Will Oberton brings to the Board his expertise as a public company leader at Fastenal Company. Will started at Fastenal in 1980 and served in various sales, operational, and, ultimately, management roles, until he was named President in 2001 and CEO in 2002. Will was named 2006 CEO of the Year by Morningstar, Inc. Will is an experienced public company Board member having served on Donaldson's Board since 2007 and the Fastenal Board since 1999. Will has a Marketing degree from St. Cloud Technical College. |
| John P. Wiehoff<br>Age – 51<br>Director since 2003 | Chairman (2007), Chief Executive Officer (2002), and President (1999) of C.H. Robinson Worldwide, Inc., a transportation, logistics and sourcing company. Also a Director of Polaris Industries Inc.<br><br>John Wiehoff brings to the Board his expertise as a public company leader at C.H. Robinson. John has significant public company financial experience, first as a CPA at a large public accounting firm and subsequently in various leadership positions in the financial organization at C.H. Robinson, including serving as its CFO prior to becoming CEO. John adds valuable supply chain, logistics, and international expertise working for a company that is a global provider of multimodal transportation services and logistics services. John is an experienced public company Board member having served on the C.H. Robinson Board since 2001, the Donaldson Board since 2003 and the Polaris Industries Board since 2007. John has a B.S. degree from St. John's University. |

*Directors with Terms Expiring in 2014*

| Name | Principal Occupation and Business Experience and Key Attributes and Skills |
|---|---|
| F. Guillaume Bastiaens<br>Age – 69<br>Director since 1995 | Served as Vice Chairman (1998–2008) of Cargill, Inc., a provider of food, agricultural and risk management products and services, until his retirement in 2008.<br><br>Bassy Bastiaens brings to the Board his international expertise acquired over many years as a global leader at Cargill, one the world's largest international privately held companies. Bassy served as Vice Chairman of Cargill from 1998 until his retirement in 2008. He is originally from Belgium and worked in leadership positions for Cargill's processing operations in Europe and the United States, and as its Chief Technology Officer. Bassy is an experienced public company Board member having served on the Donaldson Board since 1995 and previously on the Mosaic Company Board. Bassy has a B.S. degree in Chemical Engineering from Hoger Instituut Der Kempen, Belgium. |

***Directors with Terms Expiring in 2014* (continued)**

| Name | Principal Occupation and Business Experience and Key Attributes and Skills |
|---|---|
| Janet M. Dolan<br>Age – 62<br>Director since 1996 | President of Act 3 Enterprises, a consulting services company, since 2005. Served as Chief Executive Officer (1999–2005) and President (1998–2005) of Tennant Company, a manufacturer of indoor and outdoor cleaning solutions and specialty coatings, until her retirement in 2005. Also a Director of The Travelers Companies, Inc.<br><br>Janet Dolan brings to the Board her expertise as a leader in both the private and public sectors, including as CEO and as a Director of Tennant Company prior to her retirement in 2005. Janet is an experienced public company Board member having served on Donaldson's Board since 1996 and the Travelers Board since 2001. Janet adds valuable risk management, governance, and industrial manufacturing company expertise. She also serves as Non-Executive Chair of the Board of Wenger Corporation, a private company. She also has served on the NYSE Listed Company Advisory Committee, the SEC Advisory Committee on Smaller Public Companies, and as a Director of the Minnesota Lawyers' Professional Responsibility Board. Janet has a Bachelor's degree from St. Catherine University and a J.D. degree from the William Mitchell College of Law. |
| Jeffrey Noddle<br>Age – 66<br>Director since 2000 | Served as Executive Chairman (2009–2010) of SUPERVALU INC., a food retailer and provider of distribution and logistics support services, until his retirement in 2010. Previously served as SUPERVALU's Chairman and Chief Executive Officer (2002–2009). Also a Director of Ameriprise Financial, Inc.<br><br>Jeff Noddle brings to the Board his public company expertise in growing and leading the third-largest grocery retail company and leading food distributor in the United States as its CEO and Chairman. Jeff provides valuable operational and supply chain insights as well as strategic leadership and human resources guidance from his more than 30 years with SUPERVALU. Jeff is an experienced public company Director having served as Chairman and Director of SUPERVALU and as a Director of Donaldson since 2000 and Ameriprise since 2005. Jeff also serves on the Board of the Carlson School of Management at the University of Minnesota, and served as Chair of the 2009 Greater Twin Cities United Way campaign. Jeff holds a Bachelor's degree from the University of Iowa. |
| Ajita G. Rajendra<br>Age – 60<br>Director since 2010 | President and Chief Operating Officer (2011) of A.O. Smith, a global manufacturer of residential and commercial water heating equipment and electric motors. Previously, Executive Vice President (2006–2011); Senior Vice President (2005–2006); President, A.O. Smith Water Products Company (2005–2011) and Director of Industrial Distribution Group (2007–2008). Also a Director of A.O. Smith Corporation.<br><br>Ajita Rajendra brings to the Board his public company leadership experience in his position as President and Chief Operating Officer of A.O. Smith. Ajita has valuable manufacturing experience in various categories, including consumer durables, industrial products, and appliances. Previously, Ajita has been the President of the A.O. Smith Water Products Company with global experience leading businesses and negotiating acquisitions and joint ventures. Ajita is originally from Sri Lanka, received a B.S. degree in Chemical Engineering at the Indian Institute of Technology, Delhi, India and an M.B.A. degree from Carnegie Mellon University. |

## CORPORATE GOVERNANCE

### Board Oversight and Director Independence

Donaldson's Board believes that a primary responsibility of the Board of Directors is to provide effective governance over Donaldson's business. The Board selects the Chairman of the Board and the Chief Executive Officer and monitors the performance of senior management to whom it has delegated the conduct of the business. The Board has adopted a set of Corporate Governance Guidelines to assist in its governance, and the complete text of Donaldson's Corporate Governance Guidelines is available on the Investor Relations page of our website at www.donaldson.com under Corporate Governance.

Our Corporate Governance Guidelines provide that a significant majority of our Directors will be Non-Employee Directors who meet the independence requirements of the NYSE. The Corporate Governance Guidelines also require that our Corporate Governance, Audit, and Human Resources Committees be comprised entirely of Non-Employee Directors who meet all of the independence and experience requirements of the NYSE and SEC.

The Board has established the following independence standards consistent with the current listing standards of the NYSE for determining independence:

- A Director will not be considered independent if, within the preceding three years:
  - The Director was an Employee of Donaldson, or an immediate family member of the Director was an Executive Officer of Donaldson;
  - The Director or an immediate family member of the Director has received during any 12-month period more than $120,000 in direct compensation from us (other than Director and Committee fees and pension or other forms of deferred compensation for prior service to us);
  - An Executive Officer of Donaldson was on the compensation committee of a company which, at the same time, employed the Director or an immediate family member of the Director as an Executive Officer;
  - The Director was an Executive Officer or Employee of, or an immediate family member of the Director was an Executive Officer of, another company that does business with us and the annual revenue derived from that business by either company exceeds the greater of (i) $1,000,000 or (ii) 2% of the annual gross revenues of such company; or
  - The Director or an immediate family member of the Director has been affiliated with or employed in a professional capacity by our independent registered public accounting firm.

The Board has evaluated the transactions and relationships between each of our Non-Employee Directors and the Company, including those companies where Directors serve as an Officer. All transactions and relationships were significantly below the thresholds described above and all involved only the ordinary course of business purchase and sale of goods and services at companies where Directors serve as an Officer. Based on this review and the information provided in response to annual questionnaires completed by each independent Director regarding employment, business, familial, compensation, and other relationships with the Company and management, the Board has determined that every Director, with the exception of Bill Cook who is an Employee Director, (i) has no material relationship with Donaldson, (ii) satisfies all of the SEC and NYSE independence standards and our Board-approved independence standards and (iii) is independent. The Board also has determined that each member of its Corporate Governance, Audit, and Human Resources Committees is an independent Director.

### Policy and Procedures Regarding Transactions with Related Persons

Our Board of Directors, upon the recommendation of the Corporate Governance Committee, has adopted a written Related Person Transaction Policy. This policy delegates to our Audit Committee responsibility for reviewing, approving, or ratifying transactions with certain "related persons" that are required to be disclosed under the rules of the SEC. Under the policy, a "related person" includes any of the Directors or Officers of the Company, certain Stockholders and members of their immediate family.

Our Related Person Transaction Policy applies to transactions that involve a related person where we are a participant and the related person has a material direct or indirect interest. Certain types of transactions have been evaluated and preapproved by the Board under the policy:

- Any transaction in the ordinary course of business in which the aggregate amount involved will not exceed $120,000;
- Any transaction where the related person's interest arises solely from being a Stockholder and all Stockholders receive the same benefit on a pro rata basis; and
- Any transaction with another company at which a related person's only relationship is as an Employee, Director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of (i) $500,000 or (ii) 1% of that company's or Donaldson's total annual revenues.

### Board Leadership Structure

Our Corporate Governance Guidelines provide that the Board does not require the separation of the offices of Chairman of the Board and CEO. Our Board has the right to exercise its judgment to choose the Chairman as it deems best for the Company at any point in time. Currently, Bill Cook serves as both Chairman of the Board and CEO. Since the position of Chairman is not held by an independent Director, the Board has provided in the Corporate Governance Guidelines that it will appoint an independent Director to serve as the Lead Director. Currently, the Chair of the Corporate Governance Committee serves as the Lead Director. The Lead Director's duties include coordinating the activities of the independent Directors, coordinating the agenda for and moderating executive sessions of the Board's independent Directors, and facilitating communications between the other members of the Board. In performing these duties, the Lead Director is expected to consult with the Chairpersons of the appropriate Board Committees and solicit their participation in order to avoid diluting the authority or responsibilities of such Committee Chairperson.

The Board and its Corporate Governance Committee have carefully assessed the issue of a division of the responsibilities of Chairman and CEO and its application specifically to Donaldson and have determined that our current Board structure ensures a strong and independent Board of Directors and provides better governance and creation of long-term value for our Stockholders. Our Board consists of ten independent Directors all of whom have served in significant management and/or Board capacities at other public companies. Bill Cook is the only Employee Director on the Board. All of our Board Committees are restricted to only the independent Directors.

The Chairman and CEO is fully accountable to the Board, its Committees, and the Lead Director. This division of power is effective in ensuring that good principles of corporate governance will continue to be followed. The independent Directors meet in executive session at every Board and Committee meeting and have the authority to ensure that the proper balance of power, authority, and transparency is maintained in all aspects of governance at Donaldson. We believe our Board leadership structure effectively supports the risk oversight function of our Board.

### Risk Oversight by Board of Directors

Our Board of Directors has responsibility for the oversight of risk management. The Board either as a whole or through its Committees, regularly discusses with management the Company's risk assessments and risk management procedures and controls.

- The Audit Committee has responsibility in its Charter to review the Company's strategies, processes, and controls with respect to risk assessment and risk management and assists the Board in its oversight of risk management.
- The Human Resources Committee has responsibility in its Charter to review and assess risk with respect to the Company's compensation arrangements and practices, including with respect to incentive compensation.
- The Corporate Governance Committee oversees risks associated with its areas of responsibility, including the risks associated with Director and CEO succession planning, Non-Employee Director compensation, and corporate governance practices.

Our Board is kept abreast of the risk oversight efforts by its Committees through regular reports to our full Board by our Committee Chairs.

### Meetings and Committees of the Board of Directors

There were six meetings of the Board of Directors in Fiscal 2012. Each Director attended at least 75% of the aggregate of all meetings of the Board and its Committees on which she or he served during the year. It also is our policy that Directors are expected to attend our Annual Meeting of Stockholders. Last year, all eleven individuals then serving as Directors attended the Annual Meeting of Stockholders.

The Board of Directors has three Committees:

- Audit Committee
- Human Resources Committee
- Corporate Governance Committee

Each of the Board Committees has a written charter, approved by the Board, establishing the authority and responsibilities of the Committee. Each Committee's charter is posted on the Investor Relations page of our website at www.donaldson.com under the "Governance" caption. The following tables provide a summary of each Committee's key areas of oversight, the number of meetings of each Committee during the last fiscal year, and the names of the Directors serving on each Committee.

### Audit Committee

**Responsibilities**

- Appoints and replaces the independent registered public accounting firm and oversees the work of the independent auditor.
- Pre-approves all auditing services and permitted non-audit services to be performed by the independent auditor, including related fees.
- Reviews with management and the independent auditor our annual audited financial statements and recommends to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K.
- Reviews with management and the independent auditor our quarterly financial statements and the associated earnings news releases.
- Reviews with management and the independent auditor significant reporting issues and judgments relating to the preparation of our financial statements, including internal controls.
- Reviews with management and the independent auditor our critical accounting policies and practices and major issues regarding accounting principles.
- Reviews the Company's strategies, processes, and controls with respect to risk assessment and risk management and assists the Board in its oversight of risk management.
- Reviews the appointment, performance, and replacement of the senior internal audit executive and reviews the CEO's and CFO's certification of internal controls and disclosure controls.
- Reviews the Company's compliance programs and procedures for the receipt, retention, and handling of complaints regarding accounting, internal controls, and auditing matters.

**Number of Meetings in Fiscal 2012: 8**

**Directors who serve on the Committee:**
Jack W. Eugster, Chair
Janet M. Dolan
Paul David Miller
Ajita G. Rajendra
John P. Wiehoff

### Human Resources Committee

**Responsibilities**

- Reviews and approves the CEO's compensation, leads an annual evaluation of the CEO's performance, and determines the CEO's compensation based on this evaluation.
- Reviews and approves executive compensation plans and all equity-based plans.
- Reviews and approves incentive compensation goals and performance measurements applicable to our Officers.
- Reviews the Company's compensation risk analysis.
- Reviews and recommends that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and Form 10-K.

**Number of Meetings in Fiscal 2012: 3**

**Directors who serve on the Committee:**
Jeffrey Noddle, Chair
F. Guillaume Bastiaens
Michael J. Hoffman
Willard D. Oberton
Ajita G. Rajendra
John P. Wiehoff

### Corporate Governance Committee

**Responsibilities**

- Reviews and establishes the process for the consideration and selection of Director candidates and recommends Director candidates for election to the Board.
- Reviews and recommends the size and composition of the Board.
- Reviews and recommends the size, composition, and responsibilities of all Board Committees.
- Reviews and recommends policies and procedures to enhance the effectiveness of the Board, including those in the Corporate Governance Guidelines.
- Oversees the annual Board's self-evaluation process.
- Reviews and recommends to the Board the compensation paid to the independent, Non-Employee Directors.

**Number of Meetings in Fiscal 2012: 2**

**Directors who serve on the Committee:**
John F. Grundhofer, Chair
F. Guillaume Bastiaens
Janet M. Dolan
Michael J. Hoffman
Paul David Miller
Willard D. Oberton

### Corporate Governance Guidelines

Our Board has adopted a set of Corporate Governance Guidelines to assist it in carrying out its oversight responsibilities. These guidelines address a broad range of topics, including Director qualifications, Director nomination processes, term limits, Board and Committee structure and process, Board evaluations, Director education, CEO evaluation, CEO and management succession and development planning, and conflicts of interest. The complete text of the guidelines is available on the Investor Relations page of our website at www.donaldson.com under the Corporate Governance caption.

### Code of Business Conduct and Ethics

All of our Directors and Employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other senior executives, are required to comply with our code of business conduct and ethics to help ensure that our business is conducted in accordance with the highest standards of legal and ethical behavior. Employees are required to bring any violations and suspected violations of the code to Donaldson's attention through management, the Company's Compliance Committee, the Company's legal counsel, or by using our confidential compliance helpline. Our toll-free U.S. compliance helpline number is 888-366-6031. Information on accessing the helpline from our international locations is available at www.donaldson.com.

The full text of our code of business conduct and ethics is posted on the Investor Relations page of our website at www.donaldson.com under the Corporate Governance caption.

### Board Composition and Qualifications

Our Corporate Governance Committee oversees the process for identifying and evaluating candidates for the Board of Directors. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Stockholders. General and specific guidelines for Director selection and qualification standards are detailed in the Corporate Governance Guidelines. The Corporate Governance Committee will consider nominations from Stockholders under these standards if the nominations are timely received as described in this Proxy Statement.

### Director Selection Process

The Bylaws of the Company provide that the Board of Directors shall consist of not less than 3 nor more than 15 Directors and that the number of Directors may be changed from time to time by the affirming vote of a majority of the Directors. The Board of Directors currently consists of 11 Directors but the Board has decided to decrease the size of the Board to 9 upon the expiration of Mr. Eugster's and Mr. Grundhofer's terms at the 2012 Annual Meeting of Stockholders. Vacancies and newly created Directorships resulting from an increase in the number of Directors may be filled by a majority of the Directors then in office and the Directors so chosen will hold office until the next election of the class for which such Directors shall have been chosen and until their successors are elected and qualified. Directors are elected for a term of three years with positions staggered so that approximately one-third of the Directors are elected at each Annual Meeting of the Stockholders. Based on a recommendation from the Corporate Governance Committee, each year the Board will recommend a slate of Directors to be presented for election at the Annual Meeting of Stockholders.

The Corporate Governance Committee will consider candidates submitted by members of the Board, Director search firms, executives and our Stockholders, and the Committee will review such candidates in accordance with our Bylaws, Corporate Governance Guidelines, and applicable legal and regulatory requirements. The Corporate Governance Committee's process includes the consideration of the qualities listed in the Corporate Governance Guidelines, including that Directors should possess the highest personal and professional ethics, integrity, and values and be committed to representing the long-term interests of the Stockholders. The Corporate Governance Committee reviews and discusses Director candidates on a regular basis at its Committee meetings. In identifying and recommending candidates for nomination by the Board as a Director of Donaldson, the Corporate Governance Committee will consider appropriate criteria including current or recent experience as a Chairman of a Board, CEO or other senior Officer; business expertise, and diversity factors. Diversity is meant to be interpreted broadly. It includes race, gender, and national origin and also includes differences of professional experience, global experience, education, and other individual qualities and attributes. The Committee will work periodically with one or more nationally recognized search firms to assist in identifying strong Director candidates and will seek candidates who are minorities and/or women. The Committee also will consider general criteria such as independence, ethical standards, a proven record of accomplishment, and the ability to provide valuable perspectives and meaningful oversight. Candidates recommended by Stockholders are evaluated in accordance with the same criteria as other candidates and recommendations should be submitted by following the same procedures as required to formally nominate a candidate.

Our Bylaws provide that if a Stockholder proposes to nominate a candidate at the Annual Meeting of Stockholders, the Stockholder must give written notice of the nomination to our Corporate Secretary in compliance with the applicable deadline for submitting Stockholder proposals for the applicable Annual Meeting. The Stockholder must attend the meeting in person or by proxy. The Stockholder's notice must set forth as to each nominee all information relating to the person whom the Stockholder proposes to nominate that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected). No Stockholders submitted Director nominations in connection with this year's meeting.

**Independent Director Executive Sessions and Evaluations**

The Chair of our Corporate Governance Committee currently is designated as Lead Director and presides over all meetings or executive sessions of the independent Directors. Our independent Directors meet in executive session without management present at each Board meeting. Likewise, all Board Committees regularly meet in executive session without management. The Board and each Committee conducted an evaluation of its performance in Fiscal 2012.

**Communications with Directors**

The Company's compliance helpline is in place for our Employees and others to direct their concerns to the Audit Committee, on a confidential and anonymous basis, regarding accounting, internal accounting controls, and auditing matters.

In addition, we have adopted procedures for our Stockholders, Employees, and other interested parties to communicate directly with the members of the Board of Directors. You can communicate by writing to the Chair of the Audit Committee, the Chair of the Corporate Governance Committee, the independent Directors as a group, or the full Board, in the care of the office of the Company Secretary, Donaldson Company, Inc., MS 101, P.O. Box 1299, Minneapolis, MN 55440-1299.

Written communications about accounting, internal accounting controls, and auditing matters should be addressed to the Chair of the Audit Committee. Please indicate if you would like your communication to be kept confidential from management. The procedures for communication with the Board of Directors also are posted on the Investor Relations page of our website at www.donaldson.com under Corporate Governance.

**Audit Committee Expertise; Complaint-Handling Procedures**

In addition to meeting the independence requirements of the NYSE and the SEC, all members of the Audit Committee have been determined by the Board to meet the financial literacy requirements of the NYSE's listing standards. The Board also has designated John P. Wiehoff as the Audit Committee financial expert as defined by SEC regulations.

In accordance with federal law, the Audit Committee has adopted procedures governing the receipt, retention, and handling of complaints regarding accounting and auditing matters. These procedures include a means for Employees to submit concerns on a confidential and anonymous basis, through the Company's compliance helpline.

## DIRECTOR COMPENSATION

Annual compensation for our Non-Employee Directors is designed to attract and retain highly qualified Non-Employee Directors and to provide equity-based compensation in order to align Director compensation with the long-term interests of our Stockholders. Directors are subject to a stock ownership requirement to own shares equal to five times their annual retainer within five years of their election as a Director. As of the end of Fiscal 2012, all Non-Employee Directors who had been a Director for five years had met their ownership requirements. Non-Employee Director compensation is comprised of annual retainers, meeting fees, and an annual stock option grant.

Our Corporate Governance Committee ("Committee") assists the Board of Directors in providing oversight on Director compensation. The Committee oversees, reviews, and reports to the Board on Director compensation. The Committee annually reviews competitive market data for Non-Employee Director compensation and makes recommendations to the Board of Directors for its approval. The Committee is assisted in performing its duties by our Human Resources Department, and when needed, an independent outside executive compensation consultant.

During Fiscal 2012, a market analysis was completed by our Human Resources Department and reviewed by the Committee. This review consisted of an analysis of competitive market data from a selected peer group of companies. This peer group was consistent with the peer group used for the executive compensation review (see the Compensation Process section of the Compensation Discussion and Analysis for additional details). In reviewing this data and market trends, the Committee approved changes to our Director compensation program, which are described below. These changes will become effective January 1, 2013.

### Annual Retainer

Non-Employee Directors receive an annual retainer of $38,000. Thirty percent of the annual retainer is automatically deferred into a deferred stock account. The number of shares of stock deferred is equal to the amount of the retainer deferred divided by the stock price on the date of the retainer payment, which is January 1st. The remainder of the retainer is paid in cash unless the Director elects, prior to the year the retainer is paid, to defer all or a portion of the remaining retainer into the Donaldson Company, Inc. Compensation Plan for Non-Employee Directors.

***Changes for 2013.*** *The annual retainer is being increased from $38,000 to $53,000. The Directors will no longer receive Board meeting fees of $2,500 per meeting. $15,000 of the annual retainer will be automatically deferred into a deferred stock account as described above. The remainder of the retainer is paid in cash unless the Director elects, prior to the year the retainer is paid, to defer all or a portion of the remaining retainer into the Donaldson Company, Inc. Compensation Plan for Non-Employee Directors.*

The Chairs of the Board Committees receive an annual retainer as follows:

- $10,000 for the Audit Committee Chair
- $8,500 for the Human Resources Committee Chair
- $7,500 for the Corporate Governance Committee Chair

***Changes for 2013.*** *The annual retainers for the Chairs of the Board Committees are increasing to reflect that there will no longer be meeting fees paid for Committee attendance. The annual retainer for the Corporate Governance Committee Chair is also being increased to recognize that the Corporate Governance Committee Chair is also the Lead Director for the Board. The new retainers are:*

- $22,000 for the Audit Committee Chair
- $11,500 for the Human Resources Committee Chair
- $11,500 for the Corporate Governance Committee Chair

*Also effective January 1, 2013, an annual retainer is being added for Committee membership to recognize that meeting fees will no longer be paid. The retainers approved for Committee membership are as follows:*

- $12,000 for Audit Committee membership
- $3,000 for Human Resources Committee membership
- $2,000 for Corporate Governance Committee membership

These retainers are also paid in cash unless the Director elects to defer all or a portion of the retainer into the Donaldson Company, Inc. Compensation Plan for Non-Employee Directors.

### Meeting Fees

Non-Employee Directors receive $2,500 for each Board meeting attended. Members of the Board Committees receive the following meeting fees for each Committee meeting:

- $1,500 for Audit Committee meetings
- $1,000 for Human Resources Committee meetings
- $1,000 for Corporate Governance Committee meetings

Non-Employee Directors can elect to receive the fees in cash, deferred cash, or deferred stock. For those electing to receive deferred stock for their meeting fees, shares are deferred into the deferred stock account effective December 31st and June 30th of each year. The number of shares of stock deferred is equal to the amount of the meeting fees divided by the stock price on the effective date or on the previous business day if the effective date falls on a holiday or weekend.

***Changes for 2013.*** *Meeting fees will no longer be paid for Board or Committee meeting attendance.*

### Stock Options

The Company's Non-Qualified Stock Option Program for Non-Employee Directors provides an annual grant of a non-qualified stock option to purchase 7,200 (adjusted to 14,400 shares due to the March 2012 Company two-for-one stock split) shares of Common Stock to each Non-Employee Director who is a member of the Board on the first business day following January 1st of each year. The annual grant date in Fiscal 2012 was January 3, 2012. The grant price is the closing stock price on the date of grant. The options are subject to a 3-year vesting schedule so that one-third of the shares vest on the first year anniversary, one-third vest on the second year anniversary, and one-third vest on the third year anniversary, and the options have a ten-year term. The option awards granted from 1998 through 2004 include a "reload option" that has the same features as the reload options granted to Officers. The reload grant features are described in the Compensation and Discussion Analysis section under the Stock Option description.

***Changes for 2013.*** *Due to the March 23, 2012 two-for-one Company stock split, the Committee approved increasing the annual stock option grant to 14,400 shares to reflect the split.*

### Deferred Compensation

The Company sponsors the Donaldson Company, Inc. Compensation Plan for Non-Employee Directors, a non-qualified deferred compensation plan. The Plan permits the Directors to elect to receive their annual retainers and meeting fees in one or more of the following methods:

- In cash on a current basis;
- In cash on a deferred basis (deferred cash account); or
- In Company stock on a deferred basis (deferred stock account).

Annual retainers are paid on January 1st. As predetermined by the Board, the number of shares deferred into the deferred stock account for the annual retainers is equal to the amount of the retainer deferred divided by the closing stock price on the previous business day.

Meeting fees are paid on December 31st and June 30th. As determined by the Board, the number of shares of stock deferred into the deferred stock account for meeting fees is equal to the amount of the meeting fees elected to be deferred divided by the closing stock price on December 31st and June 30th or the previous business day if December 31st or June 30th is a holiday or weekend.

Any amount deferred into a deferred cash account prior to January 1, 2011 will be credited with interest at a rate equal to the ten-year Treasury Bond rate plus two percent. Effective for deferrals made after December 31, 2010, the interest rate will be the ten-year Treasury Bond rate.

The amounts deferred into a deferred stock account will be credited with any quarterly dividends paid on the Company's Common Stock. The Company contributes shares in an amount equal to the deferred stock accounts to a trust and a Director is entitled to direct the trustee to vote all shares allocated to the Director's account. The Common Stock will be distributed to each Director following retirement pursuant to the Director's deferral payment election. The trust assets remain subject to the claims of the Company's creditors, and become irrevocable in the event of a "Change in Control" as defined under the 1991 Master Stock Compensation Plan, the 2001 Master Stock Incentive Plan, and the 2010 Master Stock Incentive Plan.

### Fiscal 2012 Director Compensation

The Fiscal 2012 compensation for our Non-Employee Directors is shown in the following table. Note that all prior year shares and per share amounts in the Director Compensation narratives and tables reflect the impact of the Company's two-for-one stock split that occurred during the third quarter of Fiscal 2012.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2][3] ($) | Option Awards[4] ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($) | All Other Compensation[6] ($) | Total ($) |
|---|---|---|---|---|---|---|
| F. Guillaume Bastiaens | 37,620 | 19,335 | 139,506 | 0 | 5,702 | 202,163 |
| Janet M. Dolan | 48,275 | 11,437 | 155,772 | 0 | 3,109 | 218,593 |
| Jack W. Eugster | 8,400 | 63,581 | 170,277 | 1,349 | 8,224 | 251,831 |
| John F. Grundhofer | 30,579 | 19,607 | 139,506 | 0 | 1,178 | 190,870 |
| Michael J. Hoffman | 0 | 58,017 | 139,506 | 0 | 0 | 197,523 |
| Paul David Miller | 25,000 | 37,989 | 139,506 | 0 | 0 | 202,495 |
| Jeffrey Noddle | 50,550 | 13,956 | 205,168 | 0 | 0 | 269,674 |
| Willard D. Oberton | 34,200 | 22,793 | 139,506 | 0 | 0 | 196,499 |
| Ajita G. Rajendra | 0 | 67,006 | 139,506 | 0 | 0 | 206,512 |
| John P. Wiehoff | 0 | 67,994 | 139,506 | 0 | 0 | 207,500 |

(1) The column shows the portion of the 70% of the annual retainer, the additional retainer for Chairs of a Board Committee, and the meeting fees, that each Director has elected to receive in cash. Each Director had the option to elect to receive these amounts in cash, deferred cash, or a deferred stock award.

(2) This column represents the aggregate grant date fair value of deferred stock awards granted during Fiscal 2012 computed in accordance with FASB ASC Topic 718. This column includes the 30% of the annual retainer that is payable in a deferred stock award. It also includes all or a portion of the additional 70% of the annual retainer, Chair retainers, and meeting fees which the Directors elected to receive in a deferred stock award. All the Directors elected to receive part or all of their remaining fees in deferred stock awards. The following table lists for each Director the number of deferred stock awards granted during Fiscal 2012 in lieu of retainer and meeting fees and the grant date fair value of each deferred stock award:

| | Retainer Fees[a] | | December 31, 2011 Meeting Fees[b] | | June 30, 2012 Meeting Fees[b] | |
|---|---|---|---|---|---|---|
| Name | Deferred Stock (#) | Grant Date Fair Value ($) | Deferred Stock (#) | Grant Date Fair Value ($) | Deferred Stock (#) | Grant Date Fair Value ($) |
| F. Guillaume Bastiaens | 568 | 19,335 | 0 | 0 | 0 | 0 |
| Janet M. Dolan | 336 | 11,437 | 0 | 0 | 0 | 0 |
| Jack W. Eugster | 1,162 | 39,554 | 250 | 8,510 | 465 | 15,517 |
| John F. Grundhofer | 400 | 13,616 | 176 | 5,991 | 0 | 0 |
| Michael J. Hoffman | 1,116 | 37,989 | 308 | 10,484 | 286 | 9,544 |
| Paul David Miller | 1,116 | 37,989 | 0 | 0 | 0 | 0 |
| Jeffrey Noddle | 410 | 13,956 | 0 | 0 | 0 | 0 |
| Willard D. Oberton | 530 | 18,041 | 70 | 2,383 | 71 | 2,369 |
| Ajita G. Rajendra | 1,116 | 37,989 | 426 | 14,501 | 435 | 14,516 |
| John P. Wiehoff | 1,118 | 38,057 | 454 | 15,454 | 434 | 14,483 |

a. The Fiscal 2012 deferred stock awards for the annual retainers were made effective January 1, 2012, the date previously established by the Board of Directors. The grant date fair values for those awards are based on the closing market price of the stock on the previous business day, December 30, 2011.

b. The Fiscal 2012 deferred stock awards for meeting fees were made effective December 31, 2011 and June 30, 2012, the dates previously established by the Board of Directors. The grant date fair values for those awards are based on the closing market price of the stock on the previous business day, December 30, 2011 and June 29, 2012, respectively.

(3) The following table lists for each Director (a) the deferred stock awards that are vested and will be paid out at the deferral election date made by the Director as of July 31, 2012, and (b) the restricted stock that vests upon normal retirement from the Board, subject to the approval of the Board:

| | Deferred Stock | Restricted Stock | Total |
|---|---|---|---|
| Mr. Bastiaens | 18,028 | 17,820 | 35,848 |
| Ms. Dolan | 50,973 | 9,716 | 60,689 |
| Mr. Eugster | 65,801 | 25,700 | 91,501 |
| Mr. Grundhofer | 54,611 | 3,680 | 58,291 |
| Mr. Hoffman | 21,441 | 0 | 21,441 |
| Mr. Miller | 26,622 | 0 | 26,622 |
| Mr. Noddle | 44,030 | 0 | 44,030 |
| Mr. Oberton | 6,701 | 0 | 6,701 |
| Mr. Rajendra | 3,756 | 0 | 3,756 |
| Mr. Wiehoff | 30,447 | 0 | 30,447 |

(4) This column represents the aggregate grant date fair value of stock option awards to purchase 14,400 shares of Common Stock granted during Fiscal 2012 to each Non-Employee Director computed in accordance with FASB ASC Topic 718. Refer to Footnote J to the Consolidated Financial Statements in our Annual Report on Form 10-K for Fiscal 2012 for our policy and assumptions made in the valuation of share-based payments.

The amount included in this column for each Non-Employee Director includes $139,506, reflecting the grant date fair value of options to purchase 14,400 shares of Common Stock granted on January 3, 2012, the grant date previously established by the Board of Directors. The exercise price for those options was the closing market price of the stock on that date. Mr. Grundhofer elected to transfer his total 14,400 award to a trust. Admiral Miller elected to transfer 6,700 of his total 14,400 award to members of his immediate family. The amount included for Ms. Dolan also includes $16,266, reflecting the grant date fair value of one reload option granted on December 5, 2011. The amount included for Mr. Eugster also includes $30,771, reflecting the grant date fair value of two reload options granted on October 12, 2011 and March 29, 2012. The amount included for Mr. Noddle includes $65,662, reflecting the grant date fair value of two reload options granted on February 27, 2012.

As of July 31, 2012, the last day of our fiscal year, each of the Non-Employee Directors had the following stock options outstanding:

| | Exercisable | Unexercisable |
|---|---|---|
| Mr. Bastiaens | 120,000 shares | 24,000 shares |
| Ms. Dolan | 109,532 shares | 24,000 shares |
| Mr. Eugster | 80,321 shares | 24,000 shares |
| Mr. Grundhofer | 37,700 shares | 9,600 shares |
| Mr. Hoffman | 76,800 shares | 24,000 shares |
| Mr. Miller | 102,291 shares | 13,609 shares |
| Mr. Noddle | 88,406 shares | 24,000 shares |
| Mr. Oberton | 62,400 shares | 24,000 shares |
| Mr. Rajendra | 4,800 shares | 24,000 shares |
| Mr. Wiehoff | 105,600 shares | 24,000 shares |

(5) Includes above market interest earnings on deferred cash compensation.

(6) This column represents the amount of cash dividends paid on previously granted restricted stock awards last made to Non-Employee Directors in 1997.

## EXECUTIVE COMPENSATION

### Compensation Committee Report

The Human Resources Committee ("Committee") of the Board of Directors of Donaldson, acting in its capacity as the Compensation Committee of the Company, has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2012.

**Submitted by the Human Resources Committee**

Jeffrey Noddle, Chair
F. Guillaume Bastiaens
Michael J. Hoffman
Willard D. Oberton
Ajita G. Rajendra
John P. Wiehoff

### Compensation Discussion and Analysis

***Executive Summary***

The Compensation Discussion and Analysis provides information on the Company's executive compensation program and the compensation awarded for Fiscal 2012 to the following Executive Officers (our "Named Executive Officers" or "NEOs"):

- William Cook, Chairman, President and Chief Executive Officer (CEO)
- James Shaw, Vice President and Chief Financial Officer (CFO)
- Tod Carpenter, Senior Vice President, Engine Products
- Charles McMurray, Senior Vice President and Chief Administrative Officer
- Jay Ward, Senior Vice President, Industrial Products
- Thomas VerHage, Former Vice President and Chief Financial Officer

This Compensation Discussion and Analysis should be reviewed in conjunction with the tables and narratives that follow it. Note that all prior year shares and per share amounts in the Compensation Discussion and Analysis and the narratives and tables reflect the impact of the Company's two-for-one stock split that occurred during the third quarter of Fiscal 2012.

*Principles and Objectives of the Company's Executive Compensation Program*

The Committee establishes and administers our executive compensation program. The key principles of our executive compensation strategy include:

- Aligning our compensation to financial measures that balance both annual results and long-term decisions
- Emphasizing Company financial performance by linking a significant portion of Executive Officer compensation to the actual financial performance of the Company
- Providing significant amounts of equity-based compensation in order to tie our Executive Officer compensation to our Shareholders' long-term interests
- Targeting total Executive Officer compensation by comparison to proxy disclosure data for our established peer group (as recommended by an outside independent consultant) and published market survey data
- Requiring significant levels of Company stock ownership by our Executive Officers

The Company's objective is to create long-term Shareholder value through superior share price appreciation. Our executive compensation program is designed to support this objective and ensure that the interests of our Executive Officers ("Officers") are properly aligned with our Shareholders' long-term interests. Our program emphasizes variable performance-based compensation that promotes the achievement of both short-term and long-term business objectives which are aligned with the Company's business strategy, and rewards performance when those objectives are actually achieved. The mix of base salary, annual cash incentives, and long-term incentives is designed to ensure the long-term growth of the Company while delivering strong annual results and returns on investment (ROI). We believe our program has effectively contributed to our Company's strong sales, earnings growth, and ROI over the past 23 years.

The key objectives of our executive compensation program include:

- Aligning the interests of our Officers with the long-term interests of our Shareholders
- Providing competitive pay which enables us to attract, retain, reward, and motivate top leadership talent
- Consistently increasing Shareholder value

The Committee believes the executive compensation program assists the Company in retaining a strong executive leadership team which works together to create maximum Shareholder value. Our NEOs also have high stock ownership requirements, ranging from three to ten times base salary, which further aligns the interests of our NEOs with the long-term interests of our Shareholders.

*Fiscal 2012 Financial Performance*

Our Company's financial performance for Fiscal 2012 was strong. Some of our key business results included:

- Net Sales of $2.49 billion, an increase of 9% over our Fiscal 2011
- Operating Income Percent of 14.6%, an increase over our Fiscal 2011 Operating Income Percent of 13.7%
- Record diluted Earnings Per Share ("EPS") of $1.73, an increase of 21% over our Fiscal 2011 record EPS of $1.43
- Return on Investment (ROI) of 23.5%, an increase over our Fiscal 2011 ROI of 21.0%

*Fiscal 2012 Pay Implications*

Our financial results directly impacted the compensation earned by our NEOs for Fiscal 2012. Our Fiscal 2012 annual cash incentive was structured so that actual compensation received by our NEOs was aligned with Company performance based on our key financial metrics of EPS, net sales, operating income percentage (net income percentage for our CFO), and ROI. As a result of our strong Fiscal 2012 performance as outlined above, our annual cash incentive payouts for Fiscal 2012 for our NEOs ranged between 120.1% and 157.8% of target.

Our Fiscal 2012 long-term incentives were designed to directly link our NEOs' compensation to our longer term financial success. Our long-term incentives for Fiscal 2012 consisted of stock options and our Long-Term Compensation Plan. The stock options granted to our NEOs for Fiscal 2012 will only provide value to our NEOs if our Company's stock price appreciates over time. Payouts under our Long-Term Compensation Plan were based on the Company's achievement of ROI and net sales growth financial objectives over a three-year cycle. For the three-year cycle ending July 31, 2012, our net sales growth was 10.0% and our average ROI over that period was 20.5%. These achievements resulted in payouts under the Long-Term Compensation Plan for our NEOs that ranged from 81.3% to 140.7% of target.

*2011 Say-on-Pay Results*

At our 2011 Annual Meeting, our Shareholders had the opportunity to provide an advisory vote on the compensation for our NEOs. Over 91% of the votes cast by our Shareholders voted in favor of our executive compensation proposal. The Committee believes that this strong support by our Shareholders of our approach to executive compensation reinforces the overall philosophy and structure of our program and confirms that it is in alignment with the long-term interests of our Shareholders.

In addition, at our 2011 Annual Meeting, our Shareholders voted (with over 60% of the votes cast) to conduct an advisory vote on our executive compensation once every three years. Therefore, our next advisory vote will be at our 2014 Annual Meeting.

*Conclusion*

Our executive compensation program provides incentives to attain strong financial performance and to ensure alignment with our Shareholders' long-term interests. The Committee believes that our executive compensation program, with its continued strong emphasis on performance-based compensation and stock ownership, properly motivates our Officers to produce strong returns for our Shareholders and to create Shareholder value.

**Compensation Process**

The Committee assists the Board of Directors in providing oversight on executive compensation. The Committee reviews and approves our overall compensation philosophy, strategy, and policies. The Committee annually reviews and approves all compensation for our Officers. As part of that review, the Committee takes into account competitive market analysis and recommendations by our CEO, our Human Resources Department, and an independent compensation consultant. For more information on the Committee, refer to the "Meetings and Committees of the Board of Directors" section of this Proxy Statement.

*Compensation Consultant*

The Committee has the authority to retain independent compensation consultants to assist in the analysis of our executive compensation program. The Committee's current practice is to engage an independent executive compensation consultant to conduct a complete review of our executive compensation program every three years. The Committee will also engage, at its discretion, an independent consultant more frequently if it determines there is a need. The Committee is also assisted in performing its duties by the CEO and our Human Resources Department.

In May 2010, the Committee engaged Frederic W. Cook & Co., Inc. ("Frederic Cook"), an executive compensation consulting firm, to perform a complete review of our executive compensation program. In its review, Frederic Cook provided information regarding market practices and trends and made specific recommendations for changes to plan designs and policies consistent with the philosophies and objectives of our executive compensation program. As a result, the Committee made changes to specific compensation elements, which were implemented during Fiscal 2010 and Fiscal 2011.

The next full review of our executive compensation program with an outside compensation consultant will be completed during Fiscal 2013.

*Competitive Market*

During Fiscal 2012, the market analysis of our executive compensation was completed by the Human Resources Department and reviewed by the Committee. This annual review consisted of a market review of our program against a peer group of 24 companies. This peer group was established in Fiscal 2010; the Committee reviews the peer group annually. The peer group consists of companies with median revenues approximating the Company's revenue. This peer group was intended to be representative of the market in which the Company competes for executive talent and consists of the following 24 companies:

| | | |
|---|---|---|
| Actuant Corporation | Hubbell Inc. | Roper Industries |
| AMETEK, Inc. | IDEX Corporation | Snap-On Inc. |
| Briggs & Stratton Corporation | Kennametal Inc. | Standard Motor Products, Inc. |
| CLARCOR Inc. | Modine Manufacturing Co. | Thomas & Betts Corporation |
| Crane Company | Pall Corporation | The Timken Company |
| Federal Signal Corporation | Pentair, Inc. | Toro Company |
| H.B. Fuller Company | Polaris Industries, Inc. | Valspar Corporation |
| Graco Inc. | Regal-Beloit Corporation | Watts Water Technologies, Inc. |

The Committee also reviewed market data for each Officer position using published survey data from Towers Watson and Hewitt Associates. This information was used to inform the Committee of competitive pay practices and to help establish target base salary, incentive targets, and total compensation for our Officers. Base salary is generally targeted at the median of the peer group with performance-based incentives targeted at the 60th to 65th percentile of the peer group.

*Compensation Mix at Target*

It is the intention of the Committee and a key principle of our executive compensation program that a significant portion of an Officer's total direct compensation be performance-based and that the portion of performance-based compensation should increase by level of position in the Company. For Fiscal 2012, the performance-based portion of total target direct compensation was approximately 75% for our CEO, 70% for Senior Vice Presidents, and 60% for Vice Presidents.

The Company's Fiscal 2012 results were strong and resulted in payouts of the annual cash incentive to our NEOs above target. The Company's Long-Term Compensation Plan payouts to the NEOs for the three-year cycle concluding in Fiscal 2012 ranged from 81.3% to 140.7% of target. As a result, actual total direct compensation paid to our NEOs for Fiscal 2012 was above the target levels:

| Named Executive Officer | Target Total Direct Compensation * | Actual Total Direct Compensation * |
|---|---|---|
| William Cook | $3,607,518 | $4,674,647 |
| James Shaw | $ 511,285 | $ 547,970 |
| Tod Carpenter | $ 855,486 | $ 893,136 |
| Charles McMurray | $1,060,633 | $1,247,113 |
| Jay Ward | $1,120,129 | $1,435,234 |

* Total Direct Compensation consists of base salary, annual cash incentive for Fiscal 2012, value at July 31, 2012 of Long-Term Compensation Plan award for the three-year period ending July 31, 2012, and the Fiscal 2012 annual stock option award. Mr. Shaw was not eligible for the Long-Term Compensation Cycle which ended on July 31, 2012. Mr. VerHage retired on October 31, 2011 and therefore is not included.

**Executive Compensation Program Elements**

The primary elements of our executive compensation program for Fiscal 2012 were:

- Base Salary
- Annual Cash Incentive
- Long-Term Equity (includes Long-Term Compensation Awards, Stock Options, and Restricted Stock)
- Benefits
- Change in Control Agreement

The Committee believes each compensation element is supported by the principles and objectives described previously in the Principles and Objectives of the Company's Executive Compensation Program section.

*Base Salary*

The base salaries paid to our Officers are designed to provide a market competitive level of compensation for each Officer based on position, scope of responsibility, business and leadership experience, and individual performance. Base salaries are the least variable element of compensation and are not subject to the Company's financial performance. Base salaries are targeted at the 50th percentile of our peer group. The Committee reviews the Officers' base salaries annually and may adjust them based on market competitiveness and individual performance.

The Committee reviewed the base salary for our CEO at its December 2011 Committee meeting. Based on the market analysis completed by our Human Resources Department, the Committee adjusted the CEO's base salary effective January 1, 2012 from $824,300 to $875,000, which was a 6.2% increase. As of January 1, 2012, his base salary is approximately 3% above the market median of the peer group.

During Fiscal 2012, there was a shift in job responsibilities for our other NEOs. The Committee reviewed the base salaries of each of the other NEOs. Based on market analysis completed by our Human Resource Department and recommendations from our CEO, the Committee approved the following base salary increases for our NEOs:

- With the retirement of Mr. VerHage on October 31, 2011, Mr. Shaw became an Officer and was promoted from Corporate Controller to Vice President and Chief Financial Officer on November 1, 2011. He received a 33.5% promotional increase.
- Mr. Carpenter received a promotional increase of 10.4% as of October 1, 2011, when he was promoted from Vice President, Europe and Middle East to Senior Vice President, Engine Products.
- Mr. McMurray changed job responsibilities from Senior Vice President, Industrial Products to Senior Vice President and Chief Administrative Officer. He received a 3.0% base salary increase effective October 1, 2011.
- Mr. Ward received an increase of 6.7% effective October 1, 2011, the date of his job change from Senior Vice President, Engine Products to Senior Vice President, Industrial Products.

*Annual Cash Incentive*

The annual cash incentive award is designed to reward Officers for their contributions toward the Company's achievement of specific goals and to link the interests of our Officers with the Company's Board approved Financial Plan. This incentive compensation element focuses attention on the Company's actual financial performance and provides a significant financial performance-based variable component of our total compensation package.

Each year, the Committee establishes the annual cash incentive target opportunities as a percentage of base salary. For Fiscal 2012, based on our peer group market data, the annual cash incentive target opportunity for our NEOs ranged from 40% to 100% of base salary at target, based on position. If maximum performance had been achieved, the payouts for our NEOs would have ranged from 80% to 200% of base salary.

Mr. VerHage retired on October 31, 2011 and was not eligible for a Fiscal 2012 Annual Cash Incentive payment.

***Performance Goals.*** Predetermined performance measures and goals are set by the Committee each year. For Fiscal 2012, the Committee had lengthy discussions to determine appropriate performance measures. The annual cash incentive awards are calculated based on predetermined ranges for the achievement of the established performance measures. The goals reflect our strong performance-based philosophy, and the Committee believes the measures chosen are key to our financial success.

For Fiscal 2012, the predetermined financial performance measures and the percentage of the incentive based on target performance of these measures as established by the Committee for the NEOs were as follows:

| Performance Measure | CEO | CFO | Other Officers |
|---|---|---|---|
| Earnings per Share (EPS) | 50% | 40% | 40% |
| Operating Income Percent of Sales | 10% | — | 20% |
| Net Income Percent of Sales | — | 20% | — |
| Return on Investment (ROI) | 20% | 20% | 20% |
| Net Sales | 20% | 20% | 20% |

The Earnings per Share (EPS) performance measure resulted in a payout at the 100% level upon the attainment of our Fiscal 2011 record EPS plus 10%. The other performance measures for Fiscal 2012 were based on the Company's Board approved Fiscal 2012 Financial Plan with achievement of that plan resulting in a payout at the 100% level.

Annual cash incentive awards for NEOs with corporate responsibility are based on the Company's overall financial results. The annual cash incentive awards for NEOs with business segment responsibility are based on their specific business segment results for operating income percent, ROI (calculated as net operating profit after taxes divided by the average net operating investment for the period), and net sales.

For Fiscal 2011, the Committee approved that any costs incurred for the Company's legal entity global tax restructuring project would be excluded from the incentive calculations. This adjustment had a slight positive impact on EPS. For the Fiscal 2012 performance metrics, this adjusted EPS was used as the record EPS, which was the threshold level for the performance measures.

For Fiscal 2012, the 100% achievement EPS target was $1.60, the Fiscal 2011 adjusted EPS of $1.46 plus 10%. The actual EPS achievement for Fiscal 2012 was $1.73, or 185.7% of target level.

The Company's operating income percent of sales target for Fiscal 2012 (100% achievement) was 14.1% with actual achievement at 14.6%, or 112.5% of target level. The operating income percent of sales target for our Engine business segment was 14.8% with actual achievement at 14.5%, or 85.0% of target. The operating income percent of sales target for our Industrial business segment was 14.6% and actual achievement was 16.2% or 140.0% of target.

The net income percent of sales goal target (100% achievement) for our CFO for Fiscal 2012 was 10.0%. Actual achievement for Fiscal 2012 was 10.6%, or 120.0% of the target level.

For Fiscal 2012, the ROI performance measure target for the Company was 20.9%, which represents 100% achievement. The actual ROI achieved for Fiscal 2012 was 23.5% for the Company, which exceeded the maximum achievement level of 23.0%. Therefore, this goal paid out at the maximum 200% target achievement level. As established by the Committee, a business segment may have a higher ROI target based on the dynamics of the particular business and exclusions of certain corporate accounts from the business segment ROI calculation. For Fiscal 2012, the worldwide ROI targets for our Engine and Industrial business segments ranged between 27% and 29%. The actual ROI achieved for our Engine business segment was 25.2%, or 74.7% of target level. The actual ROI achieved for our Industrial business segment was 30.7%, or 185.7% of target level.

For Fiscal 2012, the net sales corporate target (100% achievement) was $2.584 billion with actual achievement at $2.493 billion or 68.7% of target achievement. The net sales achievement for the Engine business segment was $1.570 billion or 69.4% of target achievement. The net sales achievement for the Industrial business segment was $923 million, or 65.1% of the target achievement.

***Payouts.*** For Fiscal 2012, the Company results produced above target payouts for our NEOs ranging from 120.1% to 157.8% of target. The overall annual cash incentive payment for Fiscal 2012 for each of our NEOs is set forth below:

| Named Executive Officer | Target Payment as a % of Base Salary | Target Award | Actual Award |
|---|---|---|---|
| William Cook | 100% | $875,000 | $1,381,144 |
| James Shaw | 40%* | $106,563 | $ 160,763 |
| Tod Carpenter | 60% | $168,000 | $ 201,801 |
| Charles McMurray | 60% | $191,564 | $ 288,349 |
| Jay Ward | 60% | $198,000 | $ 301,834 |

*Target percentage changed effective November 1, 2011 from 35% to 40% when Mr. Shaw became our CFO. The target payment as a percent of base salary is based on three months at 35% target and nine months at 40% target.

Mr. Carpenter's target percentage increased for Fiscal 2012 from 40% to 60% based on his promotion during the first Fiscal quarter from Vice President to Senior Vice President.

Officers may elect to defer up to 100% of their annual cash incentive into the Donaldson Company, Inc. Deferred Compensation and 401(k) Excess Plan.

*Long-Term Incentives*

***Long-Term Compensation Plan.*** The purpose of our Long-Term Compensation Plan is to provide a long-term incentive for our Officers which will reward them for the Company's achievement of predetermined levels of long-term Company financial performance. The Long-Term Compensation Plan measures performance over a three-year period and the award is paid out at the end of the period based on the attainment of the pre-established Committee approved financial performance goals. This award is paid out in Company stock.

A new three-year performance cycle is established each year. Based on our peer group market data, the Committee establishes each new award, including the financial performance objectives, the award matrix, and payout targets (the number of performance units) for each Officer. The target number of performance units is based on a percentage (ranging from 40% to 80% depending on the Officer's position) of base salary divided by the twelve-month weighted average Company stock price as of the end of the fiscal year in which the annual grant is made.

The potential payouts under the Plan for cycles beginning on or after August 1, 2010 range from 0% to 200% of the target shares based on the predetermined levels of achievement over the three-year period. For cycles which began prior to August 1, 2010, the potential payouts under the Plan ranged from 0% to 275%.

The performance objectives are based on two metrics which the Committee believes are key to our long-term financial success: growth in net sales and ROI. Except as provided below, results for growth in net sales and ROI must meet the threshold performance level for both measures in order for a payout to be achieved. These targets are set by the Committee prior to the beginning of each three-year cycle. The Committee believes it is a key objective for the Company to maintain a certain level of ROI for our Shareholders when economic conditions result in sales growth that is below the threshold. Therefore, a payout ranging from 10% to 50% of target is available based on achievement of predetermined ROI results when the predetermined sales growth is below threshold.

Awards for Officers with corporate responsibility are based on overall Company growth in net sales and ROI. Awards for Officers with business segment responsibility are based 50% on their business segment results for net sales and average annual ROI and 50% on overall Company results. As established by the Committee, business segments can have different net sales and ROI target goals than the overall Company goals.

For the performance cycle with the three-year period that ended July 31, 2012, the Company's growth in net sales target was 10.0% annual growth in net sales. The Company's average annual target ROI for that cycle was 19.0%. Actual Company achievement for that cycle was 10.0% average annual increase in net sales and 20.5% for ROI. This resulted in an achievement for Corporate goals of 112.5% of the target achievement level.

For our Engine business segment, the growth in net sales was 14.8% and the average ROI was 24.7%, resulting in achievement of 168.8% of the target achievement level. For our Industrial business segment, the growth in net sales was 3.8% and the average ROI was 27.6%, resulting in achievement of 50.0% of the target achievement level. A 7.3% growth in net sales and a 22.1% average ROI for Europe resulted in an 86.3% of the target achievement level.

The target shares and the actual share payout for the NEOs were:

| Named Executive Officer | Target Shares | Actual Share Payout |
|---|---|---|
| William Cook | 33,400 | 37,575 |
| Tod Carpenter | 5,200 | 5,169 |
| Charles McMurray | 10,200 | 8,288 |
| Jay Ward | 8,600 | 12,096 |
| Thomas VerHage | 9,000 | 10,125 |

The payouts are based on the position the NEO held at the beginning of the cycle. Therefore, Mr. Carpenter received a payout based on Europe results, Mr. McMurray received a payout based on the Industrial business segment results, and Mr. Ward received a payout based on the Engine business segment results.

Mr. Shaw was not eligible for the Long-Term Compensation Plan performance cycle that ended on July 31, 2012. Mr. VerHage was eligible for a prorated portion based on the months of active service prior to his retirement during the performance period.

An Officer may elect to defer their Long-Term Compensation Plan payout into the Donaldson Company, Inc. Deferred Compensation and 401(k) Excess Plan.

***Stock Options.*** The Committee makes annual stock option awards to our Officers. Stock options vest over a three-year period from the date of the grant in one-third increments each year and have a ten-year term. The date of the grant is the date of the Committee meeting and the grant price is the closing price on the date of the Committee Meeting. On an annual basis, the Committee decides the number of options granted to our Officers. For Fiscal 2012, the number of options granted was equal to a multiple of the Officer's base salary divided by the 12-month weighted average stock price. The multiplier is based on the Officer's position within the Company as follows:

- 3.70 times base salary for the CEO
- 2.55 times base salary for Senior Vice Presidents
- 1.35 times base salary for Vice Presidents

Stock option grants are made under the 2010 Master Stock Incentive Plan and all options are non-qualified stock options. For stock options granted prior to Fiscal 2011, grants provided to an Officer within the first five years of being named an Officer had a reload provision. This provision provided a new option grant to be established upon exercise of the original grant. Reload stock options are automatically granted under the terms of the original stock option agreement to which they relate and no further action of the Committee is required. The reload stock option is granted for the number of shares tendered as payment for the exercise price and tax withholding obligation. The option price of the reload option is equal to the market price of the stock on the date of exercise and will expire on the same date as the original option. Stock options that are currently granted to Officers do not have a reload provision.

***Restricted Stock.*** Restricted stock awards are granted to Officers in special circumstances. The Committee may grant a restricted stock award as part of the hiring of a new Officer, in recognition of a significant change in roles and responsibilities for an Officer, or as a retention vehicle for a current Officer. Restricted stock grants generally have a five-year cliff vesting schedule. Dividend equivalents are paid on restricted stock during the vesting period. Mr. McMurray received a restricted stock award effective October 1, 2011 in recognition of his role change from Senior Vice President, Industrial Products to Senior Vice President and Chief Administrative Officer. The following are the outstanding restricted stock grants for our NEOs.

| Named Executive Officer | Grant Date | Shares | Vesting Date |
|---|---|---|---|
| James Shaw | 9/17/2010 | 4,000 | 9/17/2015 |
| Tod Carpenter | 9/21/2009 | 4,000 | 9/21/2014 |
| Charlie McMurray | 10/1/2011 | 4,000 | 10/1/2016 |
| Jay Ward | 12/9/2008 | 6,000 | 12/9/2013 |

*Benefits*

To ensure that we provide a competitive total compensation program which supports our efforts to attract and retain key executive leadership, the Company provides indirect compensation, such as health and welfare benefits and retirement benefits, to its Officers.

***Health and Welfare Benefits.*** Our U.S. Officers participate in the same health and welfare programs as all other Company U.S. salaried Employees.

***Retirement Benefits.*** Our U.S. Officers participate in the following retirement plans which are provided to most other Company U.S. salaried Employees:

- *Salaried Employees' Pension Plan* is a defined benefit pension plan which provides retirement benefits to eligible U.S. Employees through a cash balance benefit. It is designed to meet the requirements of a qualified plan under ERISA and the Internal Revenue Code. See the Pension Benefits Table and narrative for more information on this Plan.
- *Retirement Savings and Employee Stock Ownership Plan* is a defined contribution plan designed to meet the requirements of a qualified plan under ERISA and the Internal Revenue Code and to encourage our Employees to save for retirement. Most of our U.S. Employees are eligible to participate in this Plan. Participants can contribute on a pretax basis up to 40% of their total cash compensation, up to the IRS annual deferral limits. The Company matches 100% of the first 3% of compensation that a participant contributes plus 50% of the next 2% of compensation that a participant contributes.

***Executive Benefits.*** In order to attract and retain key executive leadership, the Company also provides the following executive retirement plans and deferred compensation plans:

- Excess Pension Plan
- Deferred Compensation and 401(k) Excess Plan
- Supplemental Executive Retirement Plan (SERP) (frozen to new participants as of January 1, 2008)
- Deferred Stock Option Gain Plan (frozen to new deferral elections)
- ESOP Restoration Plan (frozen plan)

For details on these plans, refer to the Pension Benefits Table and narrative and the Non-Qualified Deferred Compensation Table and narrative.

*Perquisites*

Effective January 1, 2011, the Company does not provide any perquisites to our NEOs.

*Change in Control Agreements*

The Company has entered into a Change in Control Agreement ("CIC Agreement") with each of our Officers. Other than the CIC Agreements, we do not have any employment contracts with our NEOs. The Committee believes that our CIC Agreements, which contain a "double-trigger" assist us in retaining our executive leadership and are designed to enable our Officers to maintain objectivity in the event of a change in control situation and to better protect the interests of our Shareholders. The Committee also believes that the change in control provisions in our stock option awards, Long-Term Compensation Plan, and deferred compensation plans, which are triggered by the change in control itself and are not dependent upon any qualifying termination of employment event, are important because they provide retention incentives during what can be an uncertain time for Officers and also provide additional assurances to the Company that it will be able to complete a transaction that the Board believes is in the best interests of our Shareholders.

The CIC Agreement in effect during Fiscal 2012 provides that, upon a change in control, if the Officer's employment with the Company is terminated within 24 months:

- of the change in control without "cause," or
- of the change in control, or under certain circumstances a potential change in control, by the Officer for "good reason,"

then the Company shall pay or provide the following severance payments to the Officer:

- A cash lump sum equal to a multiple of the sum of the Officer's base salary plus the Officer's target cash incentive from the Annual Cash Incentive Plan then in effect. The multiple is based on level within the Company as follows:
  - CEO – three times the sum of base salary and target annual incentive
  - Senior Vice Presidents – two times the sum of base salary and target annual incentive
  - Vice Presidents – one times the sum base salary and target annual incentive
- Thirty-six months of additional coverage under our medical, dental, vision, life, accident, and disability plans.
- A cash lump sum equal to:
  - The value of the benefit under each pension plan assuming the benefit is fully vested and the Officer had three additional years of benefit accrual; less
  - The value of the vested benefit accrued under the Salaried Employees' Pension Plan, the Excess Pension Plan, and the Supplemental Executive Retirement Plan
- Whether or not the CEO becomes entitled to severance payments under the CIC Agreement, a payment to reimburse the CEO for any excise taxes on change in control payments that are considered excess parachute payments under Section 280G of the Internal Revenue Code plus income and employment taxes on the tax gross-up. This provision only applies to the CEO. The Committee and the Board of Directors approved the elimination of the excise tax gross-up for the CEO effective September 28, 2012.
- For Officers, other than the CEO, the CIC Agreement provides that the Officer's payments will be reduced to the maximum amount that can be paid without triggering an excise tax liability. This reduction would only occur if the net amount of those payments is greater than the net amount of payments without the reduction.
- Outplacement services, suitable to the Officer's position, for up to three years.

Under the Company's non-qualified deferred compensation plans and the excess plans described above, the payment to the Officer of his or her vested benefit is accelerated to be payable in the form of a lump sum immediately following a change in control followed by a qualifying termination.

**Stock Ownership Requirements**

In order to ensure continual alignment with our Shareholders, the Committee has established stock ownership requirements for our Officers. The Committee believes that linking a significant portion of the Officer's personal holdings to the Company's long-term success, as reflected in the stock price, provides Officers a stake similar to that of our Shareholders. Therefore, Officers are expected to acquire and hold a significant amount of the Company's stock. The Committee has established stock ownership requirements (based on all shares of Company stock owned by an Officer, including unvested restricted stock, but excluding unexercised stock options) for our Officers as follows:

- Ten times base salary for our CEO
- Five times base salary for Senior Vice Presidents
- Three times base salary for Vice Presidents

In addition, once initial ownership requirements are met, Officers must retain 25% of all net shares received from stock option exercises.

New Officers are expected to meet their ownership requirement within five years of being named an Officer. Given the current economic and market conditions, Officers will not be penalized for not meeting their ownership requirements within five years of being named an Officer as long as the Committee sees that they are making meaningful progress toward their requirement. As of the end of Fiscal 2012, all the NEOs who had been in Officer roles at the Company for at least five years had met their ownership requirements.

**Named Executive Officer Compensation**

The determination of the base salary, annual incentive, and equity compensation for our CEO, William Cook, for 2012 was made as described above in the "Compensation Process" section of this Compensation Discussion and Analysis. Effective January 1, 2012, Mr. Cook's base salary was increased to $875,000 (reflecting a 6.2% increase). Mr. Cook's base salary is approximately 3% above the median of the peer group.

Mr. Cook earned an annual cash incentive for Fiscal 2012 of $1,381,144 which will be paid in October 2012. This payout was at 157.85% of target achievement. This amount was calculated as described above under the Annual Cash Incentive section. Mr. Cook's annual cash incentive was based on achievement of EPS at 185.7% of target level, a 112.5% of target level achievement of operating income percentage, a 200% of target level achievement of ROI, and a 68.7% of target level achievement of net sales. Mr. Cook earned a Long-Term Compensation Plan award payout for the three-year cycle ended July 31, 2012 of 37,575 shares, based on an achievement level of 112.5% of target. This award was determined as described above under the Long-Term Compensation Plan section. Mr. Cook received an annual stock option grant in December 2011 of 116,000 shares. This option grant vests over a three-year period from the date of grant in one-third increments and has a ten-year term. The option price was $34.88, which was the closing stock price on the grant date, adjusted for the March 2012 stock split. The amount of the option grant was determined as described above in the "Stock Options" section.

Each of the other NEOs is paid the same components of compensation as the CEO, and they are determined as described in the Compensation Discussion and Analysis. The determination of each of the other NEOs' base salary, annual incentive, and equity compensation was determined as described above in the "Compensation Process" section.

*Tax Considerations*

The Committee monitors any changes in regulations when reviewing the various elements of our executive compensation program. Section 162(m) of the Internal Revenue Code generally disallows federal tax deductions for compensation in excess of $1 million paid to the CEO and the next three highest paid Officers (other than the CFO) whose compensation is required to be reported in the Summary Compensation Table of the Proxy Statement. Certain performance-based compensation is not subject to this deduction limitation.

The 1991 Master Stock Compensation Plan and the 2001 Master Stock Incentive Plan, both of which have expired, were approved by Shareholders in 1991 and 2001, respectively. The 2010 Master Stock Incentive Plan was approved by Shareholders at the 2010 annual meeting. These plans limit the number of shares under a stock option or the Long-Term Compensation Plan that can be granted in any one year to any one individual to further the policy of preserving the tax deduction for compensation paid to executives. Our Officer Annual Cash Incentive and our Long-Term Compensation Plans were adopted by the Committee as sub-plans of the 2010 Master Stock Incentive Plan, subject to all the terms and limits of that Plan. The awards provided by these sub-plans are intended to qualify as qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. The Committee reviewed the potential consequences for the Company of Section 162(m) and believes that this provision did not affect the deductibility of compensation paid to our Officers in Fiscal 2012.

The Committee reserves the right, in appropriate circumstances and for the benefit of Shareholders, to award compensation that may result in a loss of tax deductibility under Section 162(m).

The Committee designs and administers our equity compensation, our non-qualified deferred compensation, and CIC Agreements to be in compliance with Section 409A, the federal tax rules affecting non-qualified deferred compensation.

**Compensation Risk Analysis**

The Company has reviewed and assessed its compensation plans. To complete this review, the Company completed an inventory and analysis of its compensation programs globally and reviewed this with the Committee. Through this review, we determined that our compensation programs, policies, and practices for our Employees are not reasonably likely to have a material adverse effect on the Company. In making this determination, we took into account the compensation mix for our Employees along with the various risk control features of our programs, including balanced performance targets, our stock ownership guidelines, and appropriate incentive caps.

### Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Named Executive Officers ("NEOs"): our CEO, our CFO, our former CFO and each of our three other most highly compensated Officers who served in such capacities as of the end of Fiscal 2012 for services rendered during the 2010, 2011, and 2012 fiscal years.

| Name and Principal Position | Year | Salary[1] ($) | Stock Awards[2] ($) | Option Awards[3] ($) | Non-equity Incentive Plan Compen-sation[4] ($) | Change in Pension Value and Non-Qualified Deferred Compen-sation Earnings[5] ($) | All Other Compen-sation[6] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **William Cook,** | 2012 | 853,550 | 755,085 | 1,244,890 | 1,381,144 | 1,157,816 | 91,306 | 5,483,791 |
| Chairman, | 2011 | 771,712 | 670,098 | 1,299,848 | 1,371,061 | 23,996 | 77,164 | 4,213,879 |
| President and CEO | 2010 | 700,000 | 650,339 | 1,130,309 | 763,109 | 19,088 | 25,252 | 3,288,097 |
| **James Shaw,** | 2012 | 257,485 | 116,985 | 129,722 | 160,763 | 71,945 | 14,531 | 751,431 |
| Vice President and CFO[7] | | | | | | | | |
| **Tod Carpenter,** | 2012 | 275,431 | 180,795 | 239,486 | 201,801 | 106,272 | 234,682 | 1,238,467 |
| Senior Vice President, Engine Products[8] | | | | | | | | |
| **Charles McMurray,** | 2012 | 317,665 | 315,210 | 358,230 | 288,349 | 174,229 | 27,794 | 1,481,477 |
| Senior Vice President | 2011 | 300,502 | 188,292 | 303,435 | 294,641 | 141,673 | 33,826 | 1,262,369 |
| and CAO | 2010 | 282,500 | 194,627 | 305,087 | 234,739 | 1,285 | 22,355 | 1,040,593 |
| **Jay Ward,** | 2012 | 326,435 | 212,700 | 394,129 | 301,834 | 320,229 | 88,878 | 1,644,205 |
| Senior Vice President, | 2011 | 292,833 | 188,292 | 441,708 | 312,911 | 89,756 | 236,156 | 1,561,656 |
| Industrial Products | 2010 | 240,000 | 166,145 | 429,795 | 189,700 | 57,240 | 170,665 | 1,253,545 |
| **Thomas VerHage,** | 2012 | 95,550 | 0 | 0 | 0 | 177,647[9] | 19,216 | 292,413 |
| Former Vice President | 2011 | 342,539 | 17,999 | 327,628 | 366,695 | 193,071[9] | 32,853 | 1,280,785 |
| and CFO | 2010 | 332,500 | 232,603 | 650,198 | 278,201 | 204,541[9] | 25,301 | 1,723,344 |

(1) NEOs are eligible to defer a portion of their base salary into the Deferred Compensation and 401(k) Excess Plan. Mr. McMurray deferred $31,766 for Fiscal 2012, $30,050 for Fiscal 2011, and $28,250 for Fiscal 2010 of his base salary into the Plan. The Plan allows participants to choose different investment alternatives. Mr. McMurray chose to allocate his deferral to be credited with a fixed rate of return. For more information on the Deferred Compensation and 401(k) Excess Plan, see the "Non-Qualified Deferred Compensation" section of this proxy.

(2) This column represents the aggregate grant date fair value of performance-based stock awards granted during the fiscal year under our Long-Term Compensation Plan for our NEOs and does not reflect compensation actually received by the NEOs. The performance period for the award granted during Fiscal 2012 is August 1, 2012 through July 31, 2015. The performance period for the award granted during Fiscal 2011 is August 1, 2011 through July 31, 2014. The performance period for the award granted during Fiscal 2010 is August 1, 2010 through July 31, 2013. The aggregate grant date fair value is computed in accordance with FASB ASC Topic 718. Refer to Footnote J of the Consolidated Financial Statements in our Annual Report on Form 10-K for Fiscal 2012 for our policy and assumptions made in the valuation of share-based payments.

The grant date fair value is based on the probable outcome of the performance conditions which is the target payout under each award included in the column. The grant date fair value based on the maximum payout awards granted during each fiscal year is the following:

| Name | Long-Term Compensation Plan Award Granted during: Fiscal 2010 | Fiscal 2011 | Fiscal 2012 |
|---|---|---|---|
| William Cook | $1,300,678 | $1,340,196 | $1,510,170 |
| James Shaw | N/A | N/A | $ 233,970 |
| Tod Carpenter | N/A | N/A | $ 361,590 |
| Charles McMurray | $ 389,254 | $ 376,584 | $ 411,220 |
| Jay Ward | $ 332,290 | $ 376,584 | $ 425,400 |
| Thomas VerHage | $ 465,206 | $ 35,997 | N/A |

This column also reflects the aggregate grant date fair value of $109,600 for a restricted stock grant of 4,000 shares awarded to Mr. McMurray on October 1, 2011.

(3) This column represents the aggregate grant date fair value of stock option awards granted during the fiscal year under the Company's 2010 Master Stock Incentive Plan, 2001 Master Stock Incentive Plan and 1991 Master Stock Incentive Plan. These amounts were calculated in accordance with FASB ASC Topic 718. Refer to Footnote J of the Consolidated Financial Statements in our Annual Report on Form 10-K for Fiscal 2012 for our policy and assumptions made in the valuation of share-based payments. The annual stock option grants for our NEOs were made on December 9, 2011 for Fiscal 2012, December 10, 2010 for Fiscal 2011, and December 11, 2009 for Fiscal 2010, the dates on which they were approved by the Committee. The grant price for those options was the closing market price of the stock on those dates.

The Fiscal 2012 value for Mr. Cook includes $87,372, reflecting a grant date fair value of a reload option granted on January 5, 2012. The Fiscal 2011 value for Mr. Cook includes $233,228, reflecting the grant date fair value of three reload options granted on September 20, 2010, September 24, 2010, and September 30, 2010. The Fiscal 2010 value for Mr. Cook includes $44,766, reflecting the grant date fair value of two reload options granted on November 20, 2009 and March 26, 2010.

The Fiscal 2012 value for Mr. McMurray includes $28,936, reflecting the grant date fair value of a reload option granted on December 13, 2011.

The Fiscal 2012 value for Mr. Ward includes $64,836, reflecting the grant date fair value of a reload option granted on December 2, 2011. The Fiscal 2011 value for Mr. Ward includes $138,273, reflecting the grant date fair value of a reload option granted on January 12, 2011. The Fiscal 2010 value for Mr. Ward includes $256,873, reflecting a grant date fair value of three reload options granted on March 9, 2010, April 13, 2010, and July 13, 2010.

The Fiscal 2011 value for Mr. VerHage includes $116,143, reflecting the grant date fair value of a reload option granted on December 8, 2010. The Fiscal 2010 value for Mr. VerHage includes $430,251, reflecting the grant date fair value of four reload options granted on November 20, 2009 and two reload options granted on March 10, 2010.

(4) This is the amount earned under our Annual Cash Incentive Plan as described in the Compensation Discussion and Analysis for the fiscal year. The Fiscal 2012 amount is expected to be paid by October 15, 2012, the Fiscal 2011 amount was paid on October 14, 2011, and the Fiscal 2010 amount was paid on October 15, 2010. Our NEOs can elect to defer all or a portion of their annual cash incentive to the Deferred Compensation and 401(k) Excess Plan. For Fiscal 2010, 2011, and 2012, the following deferrals of the annual cash incentive were made:

| Name | Fiscal 2010 | Fiscal 2011 | Fiscal 2012 |
|---|---|---|---|
| Charles McMurray | $ 23,474 | $ 29,464 | $28,835 |
| Jay Ward | $ 0 | $ 0 | $30,183 |
| Thomas VerHage | $278,201 | $ 0 | $ 0 |

(5) This column includes the annual change, if positive on an aggregate basis, in the value of our NEOs pension benefits for the following plans:

- Salaried Employees' Pension Plan
- Excess Pension Plan
- Supplemental Executive Retirement Plan

This column also includes the amounts for the dollar value of the interest accrued that is above the market interest rates determined under SEC rules for compensation deferred prior to January 1, 2011 under the Deferred Compensation and 401(k) Excess Plan. For deferrals made prior to January 1, 2011, the interest rate for the Plan as set by the Committee was the ten-year Treasury Bond rate plus two percent. Effective for deferrals made after December 31, 2010, the interest rate as set by the Committee is the ten-year Treasury Bond rate.

The Fiscal 2012 change in pension value and above market interest amounts are as follows:

| Name | Change in Pension Value | Above Market Interest |
|---|---|---|
| William Cook | $1,136,032 | $21,784 |
| James Shaw | $ 71,945 | $ 0 |
| Tod Carpenter | $ 106,272 | $ 0 |
| Charles McMurray | $ 172,278 | $ 1,951 |
| Jay Ward | $ 320,229 | $ 0 |
| Thomas VerHage | $ 149,923 | $27,724 |

(6) The following components comprise the amounts in this column for Fiscal 2012:

| Name | 401(k) Contributions[a] | Life Insurance[b] | Restricted Stock Dividend | Other | Total |
|---|---|---|---|---|---|
| William Cook | $88,984 | $2,322 | $ 0 | $ 0 | $ 91,306 |
| James Shaw | $12,754 | $ 497 | $1,280 | $ 0 | $ 14,531 |
| Tod Carpenter | $18,318 | $1,174 | $1,505 | $213,685[c] | $234,682 |
| Charles McMurray | $24,492 | $2,322 | $ 980 | $ 0 | $ 27,794 |
| Jay Ward | $25,573 | $ 808 | $1,920 | $ 60,577[d] | $ 88,878 |
| Thomas VerHage | $18,220 | $ 625 | $ 0 | $ 371[e] | $ 19,216 |

a. Company match to the Retirement Savings and Employee Stock Ownership Plan and the Deferred Compensation and 401k Excess Plan

b. The imputed income on the Company-provided basic life insurance in excess of $50,000

c. Mr. Carpenter was an expatriate on assignment in Belgium from August 1, 2008 through September 30, 2011. He returned to the United States effective October 1, 2011. Mr. Carpenter received the expatriate compensation and benefits that are available on the same basis to all U.S. employees on expatriate assignments. The following Fiscal 2012 compensation was due to Mr. Carpenter's expatriate status and his repatriation and relocation back to the United States:

| | |
|---|---|
| Rent/Utilities | $ 63,321 |
| Relocation Expenses | $ 23,333 |
| Goods and Services Differential | $ 7,638 |
| Automobile | $ 14,245 |
| Home Leave | $ 2,642 |
| Mobility Premium | $ 42,000 |
| Foreign Tax Payments | $ 57,988 |
| Tax Gross-Up | $ 2,518 |
| Total | $213,685 |

d. In Fiscal 2012, the Company paid directly to the Belgium tax authorities $60,577 for taxes owed by Mr. Ward. Such amount represents tax equalization repayments pursuant to the Company's tax equalization policy, which is designed to create a neutral tax situation for U.S. employees on foreign assignments and is available on the same basis to all U.S. employees on such assignments. Although Mr. Ward has not worked in Europe since August 2008, it often takes a few years after an employee's return to the United States before the tax equalization payments can be finally settled. The $60,577 tax payment reported in the Summary Compensation Table for Fiscal 2012 related to compensation earned by Mr. Ward during the 2008 calendar year.

e. Mr. VerHage retired on October 31, 2011 and this amount reflects the imputed income on the value of the retirement gift Mr. VerHage received from the Company.

(7) Mr. Shaw was not a NEO in Fiscal 2010 or Fiscal 2011; therefore, his information is only provided for Fiscal 2012.

(8) Mr. Carpenter was not a NEO in Fiscal 2010 or Fiscal 2011; therefore, his information is only provided for Fiscal 2012.

(9) Includes the value of the Supplemental Executive Retirement Plan (SERP) benefit for Mr. VerHage of $105,104 for Fiscal 2012, $66,752 for Fiscal 2011, and $115,593 for Fiscal 2010. This amount reflects the Company's hiring terms with Mr. VerHage eligible for the SERP benefit with five years of service.

### Fiscal 2012 Grants of Plan-Based Awards Table

This table provides information regarding each grant of an award made to our NEOs during Fiscal 2012. This includes the following awards:

- Fiscal 2012 Annual Cash Incentive which was approved by the Committee during Fiscal 2012 pursuant to the Annual Cash Incentive Plan;
- Stock awards pursuant to the Long-Term Compensation Plan for the three-year incentive cycle beginning August 1, 2012 which was approved by the Committee during Fiscal 2012;
- Annual Stock options granted pursuant to the 2010 Master Stock Incentive Plan during Fiscal 2012;

- Reload stock options granted pursuant to the 2001 Master Stock Incentive Plan and the 1991 Master Stock Incentive Plan during Fiscal 2012; and
- Restricted stock awards granted pursuant to the 2010 Master Stock Incentive Plan during Fiscal 2012.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards: Number of Shares Of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name and Award Type[1] | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | (#) | (#) | ($/Sh) | ($) |
| **William Cook** | | | | | | | | | | | |
| Annual Cash Incentive ....... | | 0 | 875,000 | 1,750,000 | | | | | | | |
| Stock Awards .... | 7/27/2012 | | | | 2,130 | 21,300 | 42,600 | | | | 755,085 |
| Annual Stock Option ......... | 12/9/2011 | | | | | | | | 116,000[4] | 34.88 | 1,157,518 |
| Reload Stock Option ......... | 1/5/2012 | | | | | | | | 21,944[5] | 34.53 | 87,372 |
| **James Shaw** | | | | | | | | | | | |
| Annual Cash Incentive ....... | | 0 | 106,563 | 213,126 | | | | | | | |
| Stock Awards .... | 7/27/2012 | | | | 330 | 3,300 | 6,600 | | | | 116,985 |
| Annual Stock Option ......... | 12/9/2011 | | | | | | | | 13,000[4] | 34.88 | 129,722 |
| **Tod Carpenter** | | | | | | | | | | | |
| Annual Cash Incentive ....... | | 0 | 168,000 | 336,000 | | | | | | | |
| Stock Awards .... | 7/27/2012 | | | | 510 | 5,100 | 10,200 | | | | 180,795 |
| Annual Stock Option ......... | 12/9/2011 | | | | | | | | 24,000[4] | 34.88 | 239,486 |
| **Charles McMurray** | | | | | | | | | | | |
| Annual Cash Incentive ....... | | 0 | 191,564 | 383,128 | | | | | | | |
| Stock Awards .... | 7/27/2012 | | | | 580 | 5,800 | 11,600 | | | | 205,610 |
| Restricted Stock Award ......... | 10/1/2011 | | | | | | | 4,000[6] | | | 109,600 |
| Annual Stock Option ......... | 12/9/2011 | | | | | | | | 33,000[4] | 34.88 | 329,294 |
| Reload Stock Option ......... | 12/13/2011 | | | | | | | | 5,014[5] | 34.15 | 28,936 |
| **Jay Ward** | | | | | | | | | | | |
| Annual Cash Incentive ....... | | 0 | 198,000 | 396,000 | | | | | | | |
| Stock Awards .... | 7/27/2012 | | | | 600 | 6,000 | 12,000 | | | | 212,700 |
| Reload Stock Option ......... | 12/2/2011 | | | | | | | | 6,788[5] | 33.43 | 64,836 |
| Annual Stock Option ......... | 12/9/2011 | | | | | | | | 33,000[4] | 34.88 | 329,293 |

(1) Mr. VerHage retired on October 31, 2011 and did not receive any grants of plan-based awards during Fiscal 2012.

(2) The Threshold, Target, and Maximum represent the range of potential payments for Fiscal 2012 under the Annual Cash Incentive Plan described in the Compensation Discussion and Analysis based on the NEOs base salary as of July 31, 2012. The amount actually earned and paid out is based on the attainment of pre-established performance goals and is reflected in the Summary Compensation Table.

(3) The Threshold, Target, and Maximum represent the range of payments under the Long-Term Compensation Plan described in the Compensation Discussion and Analysis which are for the three-year cycle approved by the Committee during Fiscal 2012 and beginning August 1, 2012. The amounts in these columns reflect shares of stock and are based on the attainment of pre-established performance goals.

(4) The Annual Stock Option Grants were granted to our NEOs on December 9, 2011 as described in the Compensation Discussion and Analysis. These grants were approved by the Committee on the grant date. All options are granted with an exercise price equal to the closing stock price of the Company's common stock on the date of the grant, December 9, 2011, and vest over a three-year period from date of grant, in one-third increments. Due to the March 23, 2012 two-for-one stock split, the shares and grant price have been adjusted to account for the split.

(5) This is a reload option award which is immediately vested, as described in the Compensation Discussion and Analysis under Stock Options. The reload option was approved by the Committee as part of the initial grant and was granted pursuant to the 2001 Master Stock Incentive Plan.

(6) This is a Restricted Stock Award that will vest on October 1, 2016.

## Outstanding Equity Awards at 2012 Fiscal Year-End

The following table summarizes the equity awards held by our NEOs as of the last day of Fiscal 2012.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable[1] (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares of Stock or Units Held That Have Not Vested (#) | Market Value of Shares of Stock or Units That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market Value of Unearned Shares, Units, or Other Rights That Have Not Vested[1] ($) |
| William Cook ...... | 43,000 | 0 | 8.890 | 12/5/2012 | | | 27,400[2] | 971,330 |
| | 21,944 | 0 | 34.530 | 12/5/2012 | | | 24,200[3] | 857,890 |
| | 76,000 | 0 | 15.190 | 12/5/2013 | | | 21,300[4] | 755,085 |
| | 150,000 | 0 | 12.875 | 5/19/2014 | | | | |
| | 107,000 | 0 | 15.345 | 12/7/2014 | | | | |
| | 106,000 | 0 | 16.400 | 12/16/2015 | | | | |
| | 109,000 | 0 | 17.550 | 12/5/2016 | | | | |
| | 112,000 | 0 | 23.000 | 12/4/2017 | | | | |
| | 142,600 | 0 | 17.275 | 12/9/2018 | | | | |
| | 153,000 | 0 | 21.200 | 12/11/2019 | | | | |
| | 38,667 | 77,333[5] | 29.070 | 12/10/2020 | | | | |
| | 0 | 116,000[6] | 34.880 | 12/9/2021 | | | | |
| James Shaw ........ | 4,000 | 0 | 13.395 | 6/14/2014 | 4,000[8] | 141,800 | 3,667[3] | 129,995 |
| | 6,000 | 0 | 15.345 | 12/7/2014 | | | 3,300[4] | 116,985 |
| | 5,000 | 0 | 16.400 | 12/16/2015 | | | | |
| | 5,000 | 0 | 17.550 | 12/5/2016 | | | | |
| | 6,000 | 0 | 23.000 | 12/4/2017 | | | | |
| | 6,000 | 0 | 17.275 | 12/9/2018 | | | | |
| | 4,000 | 2,000[7] | 21.200 | 12/11/2019 | | | | |
| | 2,000 | 4,000[5] | 29.070 | 12/10/2020 | | | | |
| | 0 | 13,000[6] | 34.880 | 12/9/2021 | | | | |
| Tod Carpenter ...... | 12,000 | 0 | 8.890 | 12/5/2012 | 4,000[9] | 141,800 | 4,200[2] | 148,890 |
| | 11,200 | 0 | 15.190 | 12/5/2013 | | | 3,800[3] | 134,710 |
| | 5,000 | 0 | 15.250 | 1/18/2015 | | | 5,100[4] | 180,795 |
| | 5,000 | 0 | 16.495 | 1/23/2016 | | | | |
| | 1,000 | 0 | 16.075 | 7/26/2016 | | | | |
| | 10,000 | 0 | 17.550 | 12/5/2016 | | | | |
| | 11,000 | 0 | 23.000 | 12/4/2017 | | | | |
| | 17,600 | 0 | 17.275 | 12/9/2018 | | | | |
| | 18,000 | 0 | 21.200 | 12/11/2019 | | | | |
| | 5,000 | 10,000[5] | 29.070 | 12/10/2020 | | | | |
| | 0 | 24,000[6] | 34.880 | 12/9/2021 | | | | |
| Charles McMurray .. | 18,000 | 0 | 15.190 | 12/5/2013 | 4,000[10] | 141,800 | 8,200[2] | 290,690 |
| | 5,014 | 0 | 34.145 | 12/5/2013 | | | 6,800[3] | 241,060 |
| | 14,000 | 0 | 15.345 | 12/7/2014 | | | 5,800[4] | 205,610 |
| | 14,000 | 0 | 16.400 | 12/16/2015 | | | | |
| | 31,000 | 0 | 17.550 | 12/5/2016 | | | | |
| | 29,000 | 0 | 23.000 | 12/4/2017 | | | | |
| | 40,800 | 0 | 17.275 | 12/9/2018 | | | | |
| | 43,000 | 0 | 21.200 | 12/11/2019 | | | | |
| | 11,000 | 22,000[5] | 29.070 | 12/10/2020 | | | | |
| | 0 | 33,000[6] | 34.880 | 12/9/2021 | | | | |
| Jay Ward .......... | 9,600 | 0 | 15.190 | 12/5/2013 | 6,000[11] | 212,700 | 7,000[2] | 248,150 |
| | 5,000 | 0 | 15.250 | 1/18/2015 | | | 6,800[3] | 241,060 |
| | 5,000 | 0 | 16.4950 | 1/23/2016 | | | 6,000[4] | 212,700 |
| | 9,422 | 0 | 22.315 | 12/5/2016 | | | | |
| | 11,000 | 0 | 23.000 | 12/4/2017 | | | | |
| | 17,246 | 0 | 22.060 | 12/9/2018 | | | | |
| | 10,788 | 0 | 23.125 | 12/9/2018 | | | | |
| | 9,000 | 0 | 21.200 | 12/11/2019 | | | | |
| | 14,486 | 0 | 29.965 | 12/11/2019 | | | | |
| | 6,788 | 0 | 33.425 | 12/11/2019 | | | | |
| | 11,000 | 22,000[5] | 29.070 | 12/10/2020 | | | | |
| | 0 | 33,000[6] | 34.880 | 12/9/2021 | | | | |
| Thomas VerHage .... | 14,374 | 0 | 22.240 | 12/5/2016 | | | 4,083[2] | 144,742 |
| | 13,580 | 0 | 28.900 | 12/4/2017 | | | 650[3] | 23,043 |
| | 17,170 | 0 | 22.060 | 12/9/2018 | | | | |
| | 8,670 | 0 | 22.240 | 12/9/2018 | | | | |
| | 31,000 | 0 | 21.200 | 12/11/2019 | | | | |
| | 7,667 | 15,333[5] | 29.070 | 12/10/2020 | | | | |

(1) The market value is calculated using the closing stock price on the NYSE at the end of Fiscal 2012.

(2) This amount is the Target payout for the performance-based stock awards pursuant to the Long-Term Compensation Plan for the three-year incentive cycle ending July 31, 2013 if the performance goals described in the Compensation Discussion and Analysis are met.

(3) This amount is the Target payout for the performance-based stock awards pursuant to the Long-Term Compensation Plan for the three-year incentive period ending July 31, 2014 if the performance goals described in the Compensation Discussion and Analysis are met.

(4) This amount is the Target payout for the performance-based stock awards pursuant to the Long-Term Compensation Plan for the three-year incentive period ending July 31, 2015 if the performance goals described in the Compensation Discussion and Analysis are met.

(5) This stock option was granted on December 10, 2010 and vests over a three-year period from the grant date in one-third increments each year. This grant will be 100% vested on December 10, 2013.

(6) This stock option was granted on December 9, 2011 and vests over a three-year period from the grant date in one-third increments each year. This grant will be 100% vested on December 9, 2014.

(7) This stock option was granted on December 11, 2009 and vests over a three-year period from the grant date in one-third increments each year. This grant will be 100% vested on December 11, 2012.

(8) Mr. Shaw's restricted stock grant of 4,000 shares vests on September 17, 2015.

(9) Mr. Carpenter's restricted stock grant of 4,000 shares vests on September 21, 2014.

(10) Mr. McMurray's restricted stock grant of 4,000 shares vests on October 1, 2016.

(11) Mr. Ward's restricted stock grant of 6,000 shares vests on December 9, 2013.

### Fiscal 2012 Option Exercises and Stock Vested Table

The following table summarizes information on stock option awards exercised and restricted stock awards vested during Fiscal 2012 for our NEOs. The following table summarizes information on stock option awards exercised during Fiscal 2012, Long-Term Compensation Plan payouts for the cycle ending July 31, 2012, and restricted stock awards vested during Fiscal 2012 for our NEOs.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise (#)** | **Value Realized on Exercise(1) ($)** | **Number of Shares Acquired on Vesting (#)** | **Value Realized on Vesting(2) ($)** |
| William Cook | 43,000 | 1,102,520 | 37,575 | 1,322,264 |
| James Shaw | 0 | 0 | 0 | 0 |
| Tod Carpenter | 0 | 0 | 8,169 | 277,522 |
| Charles McMurray | 8,000 | 151,640 | 8,288(3) | 291,655 |
| Jay Ward | 19,000 | 340,025 | 12,096 | 425,658 |
| Thomas VerHage | 71,704 | 1,179,590 | 10,125 | 356,299 |

(1) Amount reported represents the closing price of our common stock on the exercise date, less the exercise price, multiplied by the number of shares exercised.

(2) Amount reported represents the closing price of our common stock as of the vesting date multiplied by the number of shares acquired on vesting.

(3) Mr. McMurray elected to defer the receipt of these shares from the Long-Term Compensation payment for the cycle ending on July 31, 2012 into the Deferred Compensation and 401(k) Excess Plan.

### Pension Benefits

The Company provides pension benefits to our Officers through the following plans:

- Salaried Employees' Pension Plan
- Excess Pension Plan
- Supplemental Executive Retirement Plan

### *Salaried Employees' Pension Plan*

The Salaried Employees' Pension Plan is a defined benefit plan that provides retirement benefits to our eligible Employees through a cash balance benefit. Participants accumulate a benefit in a hypothetical account from interest credits and Company contribution credits. The Company contribution credits vary with service, age, and compensation. A participant's benefit is 100% vested after three years of service. At retirement or termination, a participant who has a vested benefit can receive the benefit in the form of a lump sum or an actuarially equivalent annuity.

An Employee's account earns interest each year based on the average yield on one-year Treasury Constant Maturities during the month of June prior to the plan year plus 1%. This is the Interest Crediting Rate. The minimum annual Interest Crediting Rate is 4.83%.

The Company contribution credit consists of a basic Company credit and an excess Company credit. The basic Company credit is equal to the basic Company credit percentage (see table below) multiplied by a participant's compensation during the plan year. The excess Company credit is equal to the excess Company credit percentage (see table below) multiplied by a participant's compensation during the plan year which exceeds the social security taxable wage base. The compensation used in the calculation is total cash compensation paid during the plan year which is August 1 – July 31.

Company contribution credits are credited to the account balance at the end of each plan year. The basic and excess Company contribution credit percentages are based on the sum of a participant's age plus years of service at the end of the plan year. As of July 31, 2012, the sum of age plus years of service for the NEOs was as follows: Mr. Cook, 90; Mr. Shaw, 51; Mr. Carpenter, 69; Mr. McMurray, 90; and Mr. Ward, 62. Mr. VerHage retired on October 31, 2011 and his sum of age plus service as of his retirement date was 65.

The following are the Company credit percentages:

| | Company Credit Percentages | |
|---|---|---|
| Age Plus Years of Service | Basic | Excess |
| Less than 40 | 3.0% | 3.0% |
| 40 – 49 | 4.0% | 4.0% |
| 50 – 59 | 5.0% | 5.0% |
| 60 – 69 | 6.5% | 5.0% |
| 70 or more | 8.5% | 5.0% |

### *Excess Pension Plan*

The Excess Pension Plan mirrors the Salaried Employee's Pension Plan. This Plan is an unfunded, non-qualified plan that primarily provides retirement benefits that cannot be paid under the Salaried Employees' Pension Plan due to the Internal Revenue Code limitations on qualified plans for compensation and benefits. Vested benefits are paid out of this Plan on or after termination or retirement in up to 20 annual installments or a lump sum according to elections made by the participant in accordance with applicable IRS regulations.

### *Supplemental Executive Retirement Plan (SERP)*

The SERP is designed to guarantee our Officers a minimum lump sum retirement benefit from all Company funded retirement programs (including any retirement benefits from a previous employer) equal to 30% of the participant's average compensation (average of the three highest consecutive years) multiplied by years of service (maximum of 20 years). To determine if any portion of this benefit would be payable under the SERP, all Company-provided retirement benefits from the Salaried Employees' Pension Plan, the Excess Pension Plan, the Retirement Savings and Employee Stock Ownership Plan, and the Deferred Compensation and 401(k) Excess Plan, plus any retirement benefits that are provided from a previous employer are combined to offset the formula described above.

This benefit is payable at age 62 with ten years of service. Compensation in this Plan is defined as base salary earned during the plan year plus the annual cash incentive earned during the plan year. A reduced benefit is available at age 55 with 15 years of service. The benefit is reduced by 2% for each year the benefit precedes age 62. Mr. VerHage, per his hiring terms, became eligible for a benefit under the SERP after five years of service. He will receive a payout, per his election, of 15 annual installments beginning November 1, 2013.

Effective January 1, 2008, the Committee decided to freeze the SERP to new entrants. Therefore, Mr. Carpenter and Mr. Shaw are not eligible for the SERP.

The following table summarizes information with respect to our Salaried Employees' Pension Plan, Excess Pension Plan and Supplemental Executive Retirement Plan for each NEO.

**FISCAL 2012 PENSION BENEFITS**

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit[1] ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| William Cook | Salaried Employees' Pension Plan | 32 | 834,809 | 0 |
| | Excess Pension Plan | 32 | 2,394,869 | 0 |
| | Supplemental Executive Retirement Plan[2] | 32 | 2,049,608 | 0 |
| James Shaw | Salaried Employees' Pension Plan | 8 | 164,279 | 0 |
| | Excess Pension Plan | 8 | 37,789 | 0 |
| Tod Carpenter | Salaried Employees' Pension Plan | 16 | 383,147 | 0 |
| | Excess Pension Plan | 16 | 99,487 | 0 |
| Charles McMurray | Salaried Employees' Pension Plan | 32 | 751,308 | 0 |
| | Excess Pension Plan | 32 | 388,189 | 0 |
| | Supplemental Executive Retirement Plan[2] | 32 | 0 | 0 |
| Jay Ward | Salaried Employees' Pension Plan | 14 | 318,494 | 0 |
| | Excess Pension Plan | 14 | 155,045 | 0 |
| | Supplemental Executive Retirement Plan[2] | 14 | 176,341 | 0 |
| Thomas VerHage | Salaried Employees' Pension Plan | 7 | 101,935 | 0 |
| | Excess Pension Plan | 7 | 383,603 | 0 |
| | Supplemental Executive Retirement Plan[2][3] | 7 | 508,406 | 0 |

(1) The present value of the accumulated benefit for the Salaried Employees' Pension Plan and the Excess Pension Plan was determined by projecting the August 1, 2012 cash balance amounts to age 65 using a 5.0% interest credit rate and discounting it using a 3.5% interest rate.

The present value of the Supplemental Executive Retirement Plan was determined by projecting the cash balance plans to age 62 using a 5.0% interest rate and projecting the defined contribution plans to age 62 using a 9.75% interest rate. This amount was then discounted using a 3.5% interest rate.

No pre-retirement mortality or termination rates were used.

The actual accrued balances as of the end of Fiscal 2012 were as follows:

| Name | Salaried Employees' Pension Plan | Excess Pension Plan |
|---|---|---|
| William Cook | $764,844 | $2,194,155 |
| James Shaw | $121,002 | $ 27,834 |
| Tod Carpenter | $323,549 | $ 84,012 |
| Charles McMurray | $685,048 | $ 353,953 |
| Jay Ward | $250,884 | $ 122,132 |
| Tom VerHage | $101,935 | $ 383,603 |

(2) To be eligible for a benefit under the Supplemental Executive Retirement Plan, a participant must be at least age 55 and meet the service requirements. As of the end of Fiscal 2012, Mr. Cook, Mr. VerHage, and Mr. McMurray met that eligibility requirement for a benefit, if any, under this Plan.

(3) Mr. VerHage is eligible for the Supplemental Executive Retirement Plan benefit after five years of service, per his hiring agreement. He retired on October 31, 2011 with seven years of service and therefore is eligible for a SERP benefit. Per his payout election, he will receive 15 annual installment payments beginning November 1, 2013.

### Non-Qualified Deferred Compensation

The Company allows Officers to defer compensation through the following plans:

- Deferred Compensation and 401(k) Excess Plan
- Deferred Stock Option Gain Plan (Effective January 1, 2008, this Plan was frozen to new deferral elections. Deferrals are still made into the Plan based on deferral elections made prior to January 1, 2008.)

Through the Deferred Compensation and 401(k) Excess Plan, the participants are eligible to defer the following:

- Up to 75% of Base Salary
- Up to 100% of Annual Cash Incentive
- Up to 100% of the Long-Term Compensation Plan stock award
- Up to 25% of compensation in excess of the qualified plan compensation limits ($245,000 for 2010 and 2011 and $250,000 for 2012)

Any deferred cash (base salary and annual cash incentive) will receive a matching Company contribution as described under the Retirement Savings and Employee Stock Ownership Plan in the Compensation Discussion and Analysis.

Participants have the following two investment alternatives for the deferrals of base salary and annual cash incentive:

- Allocate the account to be credited with a fixed rate of return (this rate is approved annually by the Committee). For deferrals made prior to January 1, 2011, the rate of return is equal to the ten-year Treasury Bond rate plus two percent, and for deferrals made after January 1, 2011, the rate of return is equal to the ten-year Treasury Bond rate.
- Allocate the account to one or more measurement funds. Several mutual fund investments are available, and funds may be reallocated among the investment alternatives. These funds mirror the funds utilized in our Retirement Savings and Employees Stock Ownership Plan. The 2011 rate of return for the funds utilized by our NEOs are: Fidelity Retirement Money Market Fund, 0.01%; Fidelity Equity Income Fund, 4.43%; Dodge and Cox International Stock Fund, -12.7%; Fidelity Diversified International Fund, -9.9%; Roxbury Small Cap Growth Fund, 0.22%; American Beacon Small Cap Value Fund, 0.1%; and the Donaldson Company Stock Fund, 11.08%. These amounts are funded through a non-qualified "rabbi" trust.

All stock deferrals (Long-Term Compensation Plan awards, Restricted Stock Grants, and Stock Option Gains) remain in stock, are funded through a non-qualified "rabbi" trust, and are paid out in stock. These deferrals earn any quarterly dividends that are paid on the Company's Common Stock.

The Company also sponsors the ESOP Restoration Plan, which is a non-qualified supplemental deferred compensation plan that was established on August 1, 1990 and is funded through a non-qualified "rabbi" trust. This Plan provided benefits that were not payable under the Company's Employee Stock Ownership Plan due to IRS limits on compensation. The Employee Stock Ownership Plan was a leveraged ESOP and contributions were made to the Plan from August 1987 through July 1997. Currently, the only new contributions made to the ESOP Restoration Plan are for any quarterly dividend equivalents. These quarterly dividend equivalents are based on dividends paid on the Company's Common Stock.

Payments are made under these plans in the form of a lump sum or annual installments of up to 20 years. The deferral elections and payment elections are made in accordance with the timing requirements of applicable IRS regulations.

The following table summarizes information with respect to the participation of our NEOs in our Deferred Compensation and 401(k) Excess Plan and our Deferred Stock Option Gain Plan.

**FISCAL 2012 NON-QUALIFIED DEFERRED COMPENSATION**

| Name | Executive Contributions in Last FY(1) ($) | Registrant Contributions in Last FY(2) ($) | Aggregate Earnings in Last FY(3) ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE(4) ($) |
|---|---|---|---|---|---|
| William Cook | 138,086 | 78,906 | 589,598 | 0 | 27,097,602 |
| James Shaw | 7,447 | 3,723 | 2,929 | 0 | 37,455 |
| Tod Carpenter | 13,841 | 7,909 | 12,932 | 0 | 93,126 |
| Charles McMurray | 91,339 | 14,492 | 58,882 | 0 | 1,655,902 |
| Jay Ward | 19,123 | 15,298 | 12,658 | 0 | 107,788 |
| Thomas VerHage | 103,095 | 16,495 | 173,906 | 944,986 | 5,156,326(5) |

(1) Includes amounts deferred into the non-qualified deferred compensation plans as follows:

- Deferred Base Salary of $31,766 for Mr. McMurray as reported in the Summary Compensation Table.
- Deferred Annual Cash Incentive of $29,464 for Mr. McMurray as reported in the Summary Compensation Table.
- 401(k) Excess contributions of $138,086 for Mr. Cook, $7,447 for Mr. Shaw, $13,841 for Mr. Carpenter, $30,109 for Mr. McMurray, $19,123 for Mr. Ward, and $103,095 for Mr. VerHage.

(2) This reflects the company match for deferred salary, deferred annual incentive, and 401(k) Excess contributions. These amounts were reported under All Other Compensation in the Summary Compensation Table.

(3) This includes amounts listed in the Summary Compensation Table in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column for Above Market Interest (see Footnote 5 of the Summary Compensation Table).

(4) This includes balances for our NEOs from the non-qualified deferred compensation plans as follows:

| Name | Deferred Compensation and 401(k) Excess Plan Balance at FYE | Deferred Stock Option Gain Plan Balance at FYE | ESOP Restoration Plan Balance at FYE |
|---|---|---|---|
| William Cook | $12,833,324 | $13,864,704 | $399,574 |
| James Shaw | $ 37,455 | $ 0 | $ 0 |
| Tod Carpenter | $ 93,126 | $ 0 | $ 0 |
| Charles McMurray | $ 1,655,902 | $ 0 | $ 0 |
| Jay Ward | $ 107,788 | $ 0 | $ 0 |
| Thomas VerHage | $ 5,033,311 | $ 123,015 | $ 0 |

This also includes the following amounts that were reported as cash compensation to our NEOs in the Summary Compensation Table for current and previous years: Mr. Cook, $428,573; Mr. Shaw, $3,723; Mr. Carpenter, $11,326, Mr. McMurray, $340,262; Mr. Ward, $23,198; and Mr. VerHage, $1,654,734.

(5) This reflects the payments made to Mr. VerHage per his payout elections from the Deferred Compensation and 401(k) Excess Plan and the Deferred Stock Option Gain Plan.

**Potential Payments Upon Termination or Change in Control**

The following discussion and tables reflect the amount of compensation that would be paid to the NEOs in the event of termination of employment of the Officer under several different termination scenarios. Since Mr. VerHage retired on October 31, 2011, compensation to be paid to him in the event of termination of employment is only discussed in the context of retirement.

***Potential Payments upon Termination Absent a Change in Control***

*Retirement*

Our Officers are eligible for retirement at age 55 with five years of vesting service. As of the end of Fiscal 2012, Mr. Cook and Mr. McMurray were eligible for retirement. As previously stated, Mr. VerHage retired on October 31, 2011.

Upon retirement, all outstanding stock options will continue to remain outstanding and are exercisable as they vest for the remainder of their respective ten-year term (in accordance with the terms of the stock option plan document). Time-based restricted stock grants that have not vested would be prorated at retirement.

As of the end of Fiscal 2012, Mr. McMurray has a restricted stock award. Mr. McMurray would have received 667 shares of his restricted stock grant had he retired at fiscal year-end. The value of those shares at fiscal year-end was $23,645.

In the event of retirement during the fiscal year after the end of the first quarter, the Officer would receive a prorated annual cash incentive at the end of the applicable performance period for the period of the year when actively employed. If Mr. Cook or Mr. McMurray had retired at fiscal year-end, each would have received his full annual cash incentive (as shown in the Summary Compensation Table). Since Mr. VerHage retired during the first quarter of the fiscal year, he is not eligible for a Fiscal 2012 incentive payment.

For any Long-Term Compensation Plan awards that are not vested (i.e., they are still within the three-year incentive cycle), a participant who retires receives a prorated payment at the end of the three-year incentive cycle based on the portion of the period during which the participant was actively employed. If Mr. Cook or Mr. McMurray had retired at fiscal year-end, each would have received 1/3 of the award for the cycle which ends July 31, 2014 and 2/3 of the award for the cycle which ends July 31, 2013. Since Mr. VerHage retired on October 31, 2011, he will receive 1/12 of the award for the cycle which ends July 31, 2014; 5/12 of the award for the cycle which ends July 31, 2013; and 3/4 of the award for the cycle which ends July 31, 2012. The following are the shares and value at fiscal year-end that would have been paid out at retirement:

| Name | Shares | Value at Fiscal Year-End |
|---|---|---|
| William Cook | 26,334 | $933,540 |
| Charles McMurray | 7,734 | $274,170 |
| Thomas VerHage | 4,733 | $167,785 |

Payments under our Non-Qualified Deferred Compensation Plans and Excess Pension Plan would be paid according to the payment elections made by the NEO. The amounts reflected in the Non-Qualified Deferred Compensation Table and Pension Benefits Table would have been payable according to the Officer's payment elections in the event of a retirement at the end of Fiscal 2012. If our NEOs eligible for retirement had retired at fiscal year-end, the following SERP benefits would have been payable (per their payment election).

| Name | SERP Benefit | Form of Payment |
|---|---|---|
| William Cook | $3,525,656 | 10 year annual installments |
| Charles McMurray | $ 396,654 | Lump Sum |
| Thomas VerHage | $ 508,471 | 15 year annual installments |

Per his payout election, Mr. VerHage will begin receiving his annual installments from the SERP on November 1, 2013.

*Involuntary Termination*

In the event of an involuntary termination not for cause, the Committee has the sole discretion to determine the amount, if any, of severance payments and benefits that will be offered to a NEO. We have no formal employment agreements with our Officers and they are not covered by our Company Severance Plan. Under our Severance Plan for U.S. salaried Employees, the Company generally pays severance equal to one week of base salary for each year of service up to a maximum of 26 weeks (a minimum of 8 weeks for director level) and a prorated incentive at target. We generally pay for continued coverage for elected medical and dental benefits for a period of one or two months based on years of service. Our NEOs would receive two months of benefit continuation based on their years of service. If the Committee were to follow our Severance Plan, the following payments would have been made to our NEOs if they had been involuntarily terminated at the end of Fiscal 2012:

| Name | Severance | Benefit Continuation |
|---|---|---|
| William Cook | $1,312,500 | $ 1,668 |
| James Shaw | $ 152,308 | $ 2,146 |
| Tod Carpenter | $ 254,154 | $ 1,668 |
| Charles McMurray | $ 351,201 | $ 1,624 |
| Jay Ward | $ 286,846 | $ 2,530 |

Upon involuntary termination, outstanding vested stock options must be exercised within one month of such termination. Unvested stock options and restricted stock grants that have not vested would be forfeited.

For any Long-Term Compensation Plan awards that are not vested (i.e., they are still within the three-year incentive cycle), the participant will not receive any payment for those cycles.

Payments under our Non-Qualified Deferred Compensation Plans and Excess Pension Plan would be paid according to the payment election made by the NEO. The amounts reflected in the Non-Qualified Deferred Compensation Table and the Pension Benefits Table would have been payable according to the Officer's payment elections in the event of a termination at the end of Fiscal 2012. Under the SERP, a participant must be at least age 55 and meet the service requirement at termination of employment to be eligible to receive a benefit from the Plan. Had Mr. Cook or Mr. McMurray been terminated at the end of the fiscal year, the following SERP benefit would have been payable:

| Name | SERP Benefit | Form of Payment |
|---|---|---|
| William Cook | $3,525,656 | 10 year annual installments |
| Charles McMurray | $ 396,654 | Lump Sum |

Since Mr. Ward was not age 55 as of the end of Fiscal 2012, there would not have been any SERP benefit payable to him if he had been involuntarily terminated at the end of the fiscal year. Mr. Shaw and Mr. Carpenter are not eligible for the SERP.

*Death*

In the event of the death of an Officer, all outstanding vested stock options would continue to remain outstanding and would be exercisable by the named beneficiary for a period of 36 months following the death. Unvested stock options would be forfeited.

Time-based restricted stock grants that have not vested would be prorated at death, per the terms of the applicable restricted stock award agreement. As of the end of Fiscal 2012, four of our NEOs have a restricted stock award. Their named beneficiaries would have received the following shares of restricted stock had they died at the fiscal year-end.

| Name | Shares | Value at Fiscal Year-End |
|---|---|---|
| James Shaw | 1,467 | $ 52,005 |
| Tod Carpenter | 2,267 | $ 80,365 |
| Charles McMurray | 667 | $ 23,645 |
| Jay Ward | 4,300 | $152,435 |

In the event of death during the fiscal year, the Officer's beneficiary would receive, at the end of the applicable performance period, a prorated annual cash incentive for the period of the year when actively employed. If a death occurred at fiscal year-end for each of our NEOs, the amount listed in the Summary Compensation Table for the annual cash incentive for each NEO would be paid to his/her beneficiary.

For any Long-Term Compensation Plan awards that are not vested (i.e., they are still within the three-year incentive cycle), the participant's beneficiary would receive a prorated payment at the end of the three-year incentive cycle based on the portion of the period during which the participant was actively employed. Had a death of our NEOs occurred at fiscal year-end, their beneficiary would have received 1/3 of the long-term compensation cycle which ends on July 31, 2014 and 2/3 of the long-term compensation cycle which ends on July 31, 2013. Their named beneficiaries would have received the following shares had they died at fiscal year-end.

| Name | Shares | Value at Fiscal Year-End |
|---|---|---|
| William Cook | 26,334 | $933,540 |
| James Shaw | 1,000 | $35,450 |
| Tod Carpenter | 4,067 | $144,175 |
| Charles McMurray | 7,734 | $274,170 |
| Jay Ward | 6,934 | $245,810 |

Upon the death of a NEO, payments under our Non-Qualified Deferred Compensation Plans and Excess Pension Plan would be accelerated. The amounts reflected in the Non-Qualified Deferred Compensation Table and Pension Benefits Table would have been payable to the named beneficiary as a lump sum in the event of the death of a NEO at the end of Fiscal 2012.

Under the SERP, if a participant dies after 15 years of service and prior to age 62, his or her named beneficiary will receive a lump sum benefit from the SERP. If the NEOs had died at the end of Fiscal 2012, their beneficiaries would have received the following lump sum from the SERP:

| Name | SERP Benefit |
|---|---|
| William Cook | $3,525,656 |
| Charles McMurray | $ 396,654 |

Since Mr. Ward did not have 15 years of service as of the end of Fiscal 2012, there would not have been any SERP benefit payable to his beneficiaries had he died at the end of the fiscal year. Mr. Shaw and Mr. Carpenter are not eligible for the SERP.

*Disability*

In the event of the disability of an Officer, all outstanding stock options would remain outstanding, continue to vest, and be exercisable for a period of 36 months following the disability.

Time-based restricted stock grants that have not vested would be prorated at disability, per the terms of the applicable restricted stock award agreement. As of the end of Fiscal 2012, four of our NEOs have a restricted stock award. They would have received the following shares of restricted stock had they become disabled at fiscal year-end.

| Name | Shares | Value at Fiscal Year-End |
|---|---|---|
| James Shaw | 1,467 | $ 52,005 |
| Tod Carpenter | 2,267 | $ 80,365 |
| Charles McMurray | 667 | $ 23,645 |
| Jay Ward | 4,300 | $152,435 |

Upon the occurrence of a disability, each Officer who participates in our long-term disability program will receive an annual benefit equal to 60% of total cash compensation until the earlier of: (a) age 65; (b) recovery from the disability; or (c) death. The portion of compensation up to $200,000 is fully insured and payable by our insurance company and the portion of compensation in excess of $200,000 is self insured and payable by the Company. Had our NEOs become disabled at fiscal year-end, they would have received annual disability benefits as follows:

| | Annual Disability Benefit | |
|---|---|---|
| **Name** | **Fully Insured Portion** | **Self Insured Portion** |
| William Cook | $120,000 | $800,892 |
| James Shaw | $120,000 | $ 57,546 |
| Tod Carpenter | $120,000 | $106,402 |
| Charles McMurray | $120,000 | $201,145 |
| Jay Ward | $120,000 | $169,520 |

In the event of the disability during the fiscal year, the Officer would receive a prorated annual cash incentive for the period of the year when actively employed per the terms of the Plan. If a disability had occurred at fiscal year-end for each of our NEOs, the amount listed in the Summary Compensation Table for the annual cash incentive would be paid to them.

For any Long-Term Compensation Plan awards that are not vested (i.e., they are still within the three-year incentive cycle), a disabled participant would receive a prorated payment at the end of the three-year incentive cycle based on the portion of the period during which the participant was actively employed. Had a disability of our NEOs occurred at fiscal year-end, they would have received 1/3 of the long-term compensation cycle which ends on July 31, 2014 and 2/3 of the long-term compensation cycle which ends on July 31, 2013 (see the Outstanding Equity Awards at Fiscal Year-End table). They would have received the following shares had they become disabled at fiscal year-end.

| Name | Shares | Value at Fiscal Year-End |
|---|---|---|
| William Cook | 26,334 | $933,540 |
| James Shaw | 1,000 | $ 35,450 |
| Tod Carpenter | 4,067 | $144,175 |
| Charles McMurray | 7,734 | $274,170 |
| Jay Ward | 6,934 | $245,810 |

In the event of a qualifying disability, payments under our Non-Qualified Deferred Compensation Plans and Excess Pension Plan would be accelerated. The amounts reflected in the Non-Qualified Deferred Compensation Table and Pension Benefits Table would have been payable as a lump sum in the event of the disability of a NEO at the end of Fiscal 2012.

Under the SERP, if a participant becomes disabled after 15 years of service and prior to age 62, he or she will receive a lump sum benefit from the SERP. If the NEOs had become disabled at the end of Fiscal 2012, they would have received the following lump sum from the SERP:

| Name | SERP Benefit |
|---|---|
| William Cook | $3,525,656 |
| Charles McMurray | $ 396,654 |

Since Mr. Ward did not have 15 years of service as of the end of Fiscal 2012, there would not have been any SERP benefit payable to him if he had become disabled at the end of the fiscal year. Mr. Shaw and Mr. Carpenter are not eligible for the SERP.

*Voluntary Termination and Termination for Cause*

A NEO is not entitled to receive any additional forms of severance payments or benefits upon his voluntary decision to terminate employment or upon his termination by the Company for cause prior to being eligible for retirement.

Payments under our Non-Qualified Deferred Compensation Plans and Excess Pension Plan would be paid according to the payment election made by the NEO. The amounts reflected in the Non-Qualified Deferred Compensation Table and the Pension Benefits Table would have been payable according to the Officer's payment elections in the event of a termination at the end of Fiscal 2012. Under the SERP, a participant must be at least age 55 and meet the service requirement at termination of employment to be eligible to receive a benefit from the Plan. Had Mr. Cook or Mr. McMurray voluntarily terminated or been terminated by the Company for cause at the end of the fiscal year, the following SERP benefit would have been payable according to their payment election:

| Name | SERP Benefit | Form of Payment |
|---|---|---|
| William Cook | $3,525,656 | 10 year annual installments |
| Charles McMurray | $ 396,654 | Lump Sum |

Since Mr. Ward was not age 55 as of the end of Fiscal 2012, there would not have been any SERP benefit payable to him if he had voluntarily terminated employment or had been terminated for cause at the end of the fiscal year. Mr. Shaw and Mr. Carpenter are not eligible for the SERP.

***Potential Payments and Benefits Upon Termination Following or in Connection with a Change in Control***

Upon the occurrence of a "change in control," as generally defined below, whether or not there is a qualifying termination of employment:

- All outstanding unvested stock options will immediately vest and become exercisable. As of the end of Fiscal 2012, the December 10, 2010 and the December 9, 2011 stock option grants were not fully vested for the NEOs. The December 11, 2009 stock option grant for Mr. Shaw was not fully vested at the end of Fiscal 2012. See Outstanding Equity Awards at 2012 Fiscal Year-End table.
- All shares of time-based restricted stock will immediately vest and become unrestricted. As of the end of Fiscal 2012, all NEOs except Mr. Cook have unvested time-based restricted stock. See the Outstanding Equity Awards at Fiscal Year-End table.
- Any Long-Term Compensation Plan awards will immediately vest and be paid out in a lump sum at target. See the Outstanding Equity Awards at Fiscal Year-End table.
- Any unvested benefits under the Salaried Employees' Pension Plan will immediately vest. As of the end of Fiscal 2012, all NEOs were 100% vested in the Salaried Employees' Pension Plan.

We have also entered into Change in Control Agreements ("CIC Agreements") with each of the NEOs. Generally, a change in control includes the occurrence of any of the following events or circumstances:

(a) The acquisition of 25% or more of the combined voting power of the Company's outstanding shares, other than any acquisition from or by the Company or any Company-sponsored Employee benefit plan.

(b) Consummation of a merger or other business consolidation of the Company other than a transaction where the Company's pre-transaction Shareholders retain at least 60% ownership of the surviving entity.

(c) A change in the Board of Directors composition in which the incumbent Directors, meaning those Directors who were not elected in a contested fashion, are no longer a majority of the Board. The CIC Agreements specify the circumstances under which a Director is deemed to have been elected in a contested fashion.

(d) Approval of a plan of liquidation or dissolution or a consummated agreement for the sale of all or substantially all of the Company's assets to an entity, unless the Company's pre-transaction Shareholders retain at least 60% ownership of the surviving entity.

The CIC Agreements provide that upon a qualifying termination of employment in connection with a change in control (see the Compensation Discussion and Analysis under Change in Control Agreements for more information on a qualifying termination), in addition to the accelerated vesting of stock options and restricted stock and the Long-Term Compensation Plan stock awards described above, each Officer will receive severance payments equal to:

- A cash lump sum equal to a multiple of the sum of the Officer's base salary plus the Officer's target cash incentive from the Annual Cash Incentive Plan then in effect. The multiple is based on level as follows:
  - CEO – three times the sum of base salary and target annual incentive
  - Senior Vice Presidents – two times the sum of base salary and target annual incentive
  - Vice Presidents – one times the sum of base salary and target annual incentive
- A lump sum of additional pension benefits equal to:
  - The value of the benefit under each pension plan assuming the benefit is fully vested and the Officer had three additional years of benefit accrual; less
  - The value of the vested benefit accrued under the Salaried Employees' Pension Plan, the Excess Pension Plan, and the Supplemental Executive Retirement Plan

Each Officer will also be entitled to:

- 36 months of continued medical, dental, vision, life, disability, and accident benefits
- Outplacement services suitable to the Officer's position for a period of three years or until the first acceptance of an employment offer if earlier than three years

- Whether or not the CEO becomes entitled to severance payments under the CIC Agreement, a payment to reimburse the CEO for any excise taxes on change in control payments that are considered excess parachute payments under Section 280G of the Internal Revenue Code plus income and employment taxes on the tax gross-up. This provision only applies to the CEO. The Committee and the Board of Directors approved the elimination of the excise tax gross-up for the CEO effective September 28, 2012.
- For Officers, other than the CEO, the CIC Agreement provides that the Officer's payments will be reduced to the maximum amount that can be paid without triggering an excise tax liability. This reduction would only occur if the net amount of those payments is greater than the net amount of payments without the reduction.

This table reflects the additional amounts per our CIC Agreements in effect for Fiscal 2012 that would have been payable to the NEOs if a change in control had occurred and the Officer had a qualifying termination of employment effective July 31, 2012. The table also shows the accelerated vesting of stock options, time-based restricted stock, Long-Term Compensation Plan stock awards, and retirement plan benefits that would be paid to our NEOs if a change in control had occurred and the Officer had a qualifying termination of employment effective July 31, 2012:

| Named Executive Officer | Cash Severance(1) | Equity(2) | Retirement Program Payments(3) | Benefit Continuation(4) | Outplacement(5) | Excise Tax Gross-Up | Total |
|---|---|---|---|---|---|---|---|
| William Cook | $5,250,000 | $1,290,062 | $2,424,993 | $24,692 | $75,000 | $3,358,014 | $12,422,761 |
| James Shaw | $ 385,000 | $ 198,467 | $ 96,853 | $33,980 | $75,000 | $ 0 | $ 789,300 |
| Tod Carpenter | $ 896,000 | $ 325,915 | $ 168,960 | $24,692 | $75,000 | $ 0 | $ 1,490,567 |
| Charles McMurray | $1,021,677 | $ 511,779 | $ 403,852 | $24,224 | $75,000 | $ 0 | $ 2,036,532 |
| Jay Ward | $1,056,000 | $ 552,735 | $ 204,059 | $36,032 | $75,000 | $ 0 | $ 1,923,826 |

(1) Under the CIC Agreement, this amount is a lump sum equal to:

- Three times the sum of base salary and the annual incentive at target for Mr. Cook
- Two times the sum of base salary and the annual incentive at target for Mr. Carpenter, Mr. McMurray and Mr. Ward
- One times the sum of base salary and the annual incentive at target for Mr. Shaw

(2) This amount represents the accelerated vesting of the two Long-Term Compensation Plan stock award cycles that are in process as of July 31, 2012 and assumes payment at target achievement. This amount also represents the accelerated vesting of the unvested time-based restricted stock grant at the closing stock price at the end of the fiscal year for Mr. Shaw, Mr. Carpenter, Mr. McMurray and Mr. Ward. This amount also represents the intrinsic value of unvested stock options that have vesting accelerated upon a change-in-control.

(3) This amount represents the lump sum value of additional pension benefits equal to:

- The value of the benefit under each pension plan assuming the benefit is fully vested and the Officer had three additional years of benefit accrual; less
- The value of the vested benefit accrued under the Salaried Employees' Pension Plan, the Excess Pension Plan, and the Supplemental Executive Retirement Plan

(4) This amount represents the value of benefit continuation for three years based on our current premium levels.

(5) This amount is based on the assumption that the NEO would utilize $25,000 per year in outplacement services for the full three years.

(6) The Committee and the Board of Directors approved the elimination of the excise tax gross-up for the CEO effective September 28, 2012.

Under the CIC Agreement, for Officers, other than the CEO, a provision has been added to the CIC Agreement that could reduce the payments in situations where the Officer would otherwise be subject to the excise tax liability under Section 208G of the Internal Revenue Code. The amounts in the table above do not reflect any reductions that might be made.

With a change in control followed by a termination within 24 months, any payments under the Non-Qualified Deferred Compensation Plans described in the Compensation Discussion and Analysis and the narrative before the Non-Qualified Deferred Compensation Table would become immediately payable to the participant in the form of a lump sum.

With a change in control followed by a termination within 24 months, any payments under the Excess Pension Plan and SERP described in the Compensation Discussion and Analysis and the narrative before the Pension Benefits Table would also become immediately payable to the participant in the form of a lump sum. Under the Salaried Employees' Pension Plan and the Excess Pension Plan, upon a change in control any accrued benefits become immediately vested. As of the end of Fiscal 2012, all NEOs were 100% vested under these plans.

## INFORMATION REGARDING THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Audit Committee Report

The following is the report of the Audit Committee with respect to Donaldson's audited financial statements presented in its Annual Report on Form 10-K for the fiscal year ended July 31, 2012.

The Audit Committee of the Board of Directors is composed entirely of Non-Employee Directors, all of whom have been determined by the Board to be independent under the rules of the SEC and the NYSE. In addition, the Board has determined that John P. Wiehoff is an Audit Committee financial expert, as defined by the rules of the SEC.

The Audit Committee acts under a written charter approved by the Board of Directors. The Audit Committee assists the Board in carrying out its oversight of the Company's financial reporting process, audit process, and internal controls. The Audit Committee formally met eight times during the past fiscal year in carrying out its oversight functions. The Audit Committee has the sole authority to appoint, terminate, or replace the Company's independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee reviewed and discussed the Company's Fiscal 2012 audited financial statements with management, the internal auditor, and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm. The Audit Committee also met separately with the internal auditor and the independent registered public accounting firm to discuss and review those financial statements prior to issuance. Management has represented and PwC has confirmed in its opinion to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition of the Company.

As part of its activities, the Audit Committee also:

1. Discussed with PwC the matters required to be discussed under Statement on Auditing Standards No. 61 (Communications with Audit Committees) as amended, as adapted by the Public Company Accounting Oversight Board in Rule 3200T;
2. Received the written disclosures and letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and
3. Discussed with PwC its independence.

Based on the review and discussions with management and PwC, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2012.

**Members of the Audit Committee**

Jack W. Eugster, Chair
Janet M. Dolan
Paul David Miller
Ajita G. Rajendra
John P. Wiehoff

### Independent Auditors Fees

The aggregate fees billed to the Company for Fiscal 2012 and Fiscal 2011 by PwC, the Company's independent registered public accounting firm, are as follows:

| | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| Audit Fees | $2,186,014 | $1,886,398 |
| Audit-Related Fees | 43,676 | 59,724 |
| Tax Fees | 0 | 0 |
| All Other Fees | 0 | 1,500 |
| Total Fees | $2,229,689 | $1,947,622 |

Audit Fees include professional services rendered in connection with the audit of the Company's financial statements, including the quarterly reviews, statutory audits of certain of the Company's international subsidiaries, and the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Audit-Related Fees include accounting advisory fees related to financial accounting matters. All Other Fees include a license fee for technical materials.

### Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permitted non-audit services provided by the independent registered public accounting firm, including the fees and terms for those services. The Audit Committee may delegate to one or more designated Committee members the authority to grant pre-approvals. This designated member is the Chair of the Audit Committee. Any pre-approval by the Chair must be presented to the full Audit Committee at its next scheduled meeting. All of the services provided by the independent registered public accounting firm during Fiscal 2012 and Fiscal 2011, including services related to the Audit Fees, Audit-Related Fees, and All Other Fees described above, were approved by the Audit Committee under its pre-approval policies.

## ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending July 31, 2013. PwC has audited the books and accounts of the Company since 2002. While the Company is not required to do so, it is submitting the selection of PwC to serve as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013 for ratification in order to ascertain the views of the Company's Stockholders on this appointment. Whether or not the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating our independent registered public accounting firm, may in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its Stockholders. Representatives of PwC are expected to be present at the meeting and will have the opportunity to make a statement and to respond to appropriate questions. In the event this appointment is not ratified, the Audit Committee will reconsider its selection.

### Board Recommendation

The Audit Committee of the Board of Directors recommends that Stockholders vote **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013.

By Order of the Board of Directors

Norman Linnell

Norman Linnell
*Secretary*

October 4, 2012

Donaldson Company, Inc. Annual Meeting of Stockholders
Friday, November 16, 2012, at 1:00 p.m.
Held at the Corporate Offices
of Donaldson Company, Inc., Campus West
2001 West 94th Street
Minneapolis, Minnesota

# *** Exercise Your *Right* to Vote ***

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 16, 2012

*DONALDSON COMPANY, INC.*

DONALDSON COMPANY, INC.
ATTN: NORMAN LINNELL
P.O. BOX 1299
MINNEAPOLIS, MN 55440-1299

000149339_1 R1.0.0.11699

**Meeting Information**

**Meeting Type:** Annual Meeting
**For holders as of:** September 19, 2012
**Date:** November 16, 2012 **Time:** 1:00 PM CST
**Location:** Donaldson Company, Inc.
Campus West
2001 West 94th Street
Minneapolis, Minnesota

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

**See the reverse side of this notice to obtain proxy materials and voting instructions.**

# — Before You Vote —

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**Proxy Materials Available to VIEW or RECEIVE:**

1. Notice & Proxy Statement 2. Shareholder Letter 3. Form 10-K

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0000149339_2 R1.0.0.11699

## Voting items

**The Board of Directors recommends you vote FOR the following:**

**1.** Election of Directors
**Nominees**
01 William M. Cook        02 Paul David Miller

**The Board of Directors recommends you vote FOR the following proposal:**

**2.** Ratification of the appointment of PricewaterhouseCoopers LLP as Donaldson Company, Inc's independent registered public accounting firm for the fiscal year ending July 31, 2013.

**NOTE**: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.